FuelCell Energy

2005 Annual Report



DFC300
FuelCell Energy
DFC300
FuelCell Energy
DFC300



King County



Sheraton



NEVADA BREWERY

Financial Highlights

October 31,	2005	2004	2003	2002	2001
(Dollars in thousands, except per share data)					
Product sales and revenues	**$ 17,398**	$ 12,636	$ 16,081	$ 7,656	$ 5,297
Research and development contracts	**12,972**	18,750	17,709	33,575	20,882
Total Revenues	**$ 30,370**	$ 31,386	$ 33,790	$ 41,231	$ 26,179
Net loss to common shareholders	**$ (74,263)**	$ (87,407)	$ (67,414)	$ (48,840)	$ (15,438)
Basic and diluted loss per share:					
Continuing operations	**$ (1.51)**	$ (1.84)	$ (1.71)	$ (1.25)	$ (0.45)
Discontinued operations	**(.03)**	0.01	—	—	—
Net loss to common shareholders	**$ (1.54)**	$ (1.83)	$ (1.71)	$ (1.25)	$ (0.45)
Total assets	**$265,520**	$236,510	$223,363	$289,803	$334,020
Total shareholders' equity	**$241,470**	$212,964	$205,085	$271,702	$319,716
Total cash and investments	**$179,960**	$152,395	$153,440	$220,538	$290,533

Our customers are buying ultra-clean, efficient and reliable power generation

Company Profile

FuelCell Energy, Inc. (NasdaqNM:FCEL), is a world leader in the development and manufacture of fuel cell power plants for ultra-clean, efficient and reliable electric power generation. The Company's Direct FuelCell® (DFC®) products combine high efficiency, low emissions, simplicity and economical cost for stationary base load power generation. Our products, ranging in size from 250 kilowatts to 2 megawatts (MW) and scalable for distributed generation applications up to 10 MW or larger, are designed for a wide range of customers, including municipal/industrial wastewater treatment plants, hotels, telecommunications/data centers, universities, manufacturing, hospitals, prisons, federal facilities and grid-support. We are also developing next-generation high temperature fuel cell products, including a diesel-fueled marine Ship Service Fuel Cell; a combined cycle DFC/Turbine® power plant; a multi-MW Direct FuelCell-Energy Recovery Generation™ product for the natural gas pipeline market; a Direct FuelCell/Hydrogen product that co-generates electricity, heat and hydrogen; and solid oxide fuel cell systems.

On the Cover: A one megawatt DFC power plant installation (foreground) and 25,000-gallon fermentation tanks (background) at the Sierra Nevada Brewing Co. in Chico, California (right). Other DFC power plant customer sites featured are the King County Wastewater Treatment Facility, Seattle (left) and the Sheraton New York Hotel & Towers, Manhattan (center).



Jerry D. Leitman, Chairman
R. Daniel Brdar, President and CEO

To Our Shareholders, Customers, Business Partners and Employees:

In 2005, we focused on reducing cost, improving product availability and moving our customer base to larger scale megawatt installations. We now have generated more than 80 million kilowatt hours of electricity from over 40 global customer installations. Our fleet availability improved to 93 percent during the year. We reduced the design cost of our sub-megawatt and megawatt-class products by 25 and 30 percent, respectively, and see a clear path to profitability.

The marketplace is responding with new and expanded incentives, recognizing that our products can supply ultra-clean, efficient and reliable power. In the U.S., the enactment of the energy bill provides the first federal financial tax incentives for fuel cells. State programs for renewable portfolio standards (RPS) are moving forward and mandates for ultra-clean power generation are expanding. We believe that the ratification of the Kyoto Protocol will drive repeatable business in Japan and Canada, and ultra-clean initiatives will drive repeatable business in California and the Northeast U.S.

Obstacles remain, but we see them abating. Natural gas prices, which have been rising over the past two years, have retreated from recent record levels. Utilities are being granted double-digit percentage electric rate increases to reflect current fuel costs. Since we compete with grid-delivered power in many of our markets, rising utility prices improves our competitiveness. Regionally, exit fees and standby charges are being eliminated for ultra-clean distributed generation in our size range. Connecticut took this step in 2005, following the lead of California and New York in previous years. We are confident that we will continue to overcome these obstacles, and reach broad markets for our DFC products.

2005 Accomplishments, 2006 Focus

Reducing Product Costs

To achieve profitability, the cost of our products needs to be in a range of $2,000 to $4,000 per kilowatt, depending on local electricity rates and fuel prices. Our current design costs are now approximately $4,300 per kilowatt for our one megawatt DFC1500MA and approximately $4,600 per kilowatt for our sub-megawatt DFC300MA. The DFC1500MA, a four-module version of the DFC1500 unit, incorporates earlier cost reductions achieved on the DFC300MA. Our modular architecture not only provides cost savings for manufacturing, transportation and installation, but also lower operating and maintenance expenses due to improved serviceability. Moreover, incorporating a multi-module design for the DFC1500MA provides more standardization across all product lines.

Carrying over the successes of our sub-megawatt and megawatt-class cost-out initiatives, our focus in 2006 will be on the two megawatt DFC3000 power plant. With additional value engineering initiatives, we anticipate that we can reduce the cost of this product at our current production levels to a range between $3,200 and $3,500 per kilowatt by the end of 2006, and below $3,000 per kilowatt with increased volume. This should be our first product to show positive margins.

Meeting Customer Expectations/Improving Availability

Availability of our products is a key metric for meeting our customers' expectations. Our fleet availability improved in 2005 to 93 percent and is approaching the industry benchmark of 95 percent. Our customers are quite pleased with this. They generally comment that this is an excellent performance for a new product and they see the potential to reach and surpass industry benchmarks.

We attribute this improvement to the establishment of a 24/7 call center and regional service teams to provide around the clock support. Since about 40 percent of service interruptions are due to external influences such as grid disturbances and loss of fuel or water supply, we developed software controls that allow our products to remain idle at operating temperature, ready to return to generating power quickly when such situations are resolved.

Our focus in 2006 includes reducing the effect of grid disturbances and improving the water treatment system to accept broader ranges of water quality. One of our key product development efforts in 2006 is to extend stack life from the current three years (24,000 hours) to five years (40,000 hours) and longer, which we expect will further contribute to improving our availability and reducing operating costs.

Expanding Repeatable Business

In 2005, we focused on moving our sales to larger-sized units, given their lower cost due to economies of scale. During the year, we received eleven new orders totaling 6 megawatts, with 2 orders of at least 1 megawatt each and another 5 orders of at least 500 kilowatts each.

We are beginning to see repeatable markets develop as evidenced by order flow to date. Cumulative through 2005, 8.25 megawatts of our orders have come from Japan and Korea, and 7 megawatts have come from California, our leading geographic markets. From an application standpoint, our leaders are wastewater treatment facilities (4.25 megawatts) and hotels (2.75 megawatts).

Renewable Portfolio Standards (RPS)

There are now 20 states and the District of Columbia with RPS programs in place. RPS programs set minimum requirements for generation of electric power using renewable sources. Our DFC power plants operating on biomass fuels qualify as renewable generation, with a number of states, such as New York and Connecticut, also qualifying our products on natural gas as eligible for these incentives.

We moved forward on two state programs with multi-megawatt bids in 2005. We submitted a proposal for a 10 megawatt fuel cell project for the Long Island Power Authority that is currently under active review. In addition, our partner, PPL Energy Services, submitted a 4 megawatt DFC power plant proposal that was selected by the Connecticut Clean Energy Fund for negotiation with the local utility as part of Project 100, the state's renewable energy program. We are currently working with developers to submit additional multi-megawatt proposals for Connecticut's Project 100 in 2006.

Market Developments

Japan/Korea

In Japan, we accomplished a major step forward when we received the government's endorsement for our DFC products operating on anaerobic digester gas. This was due to a favorable technical report on the performance and availability of our DFC power plant at a municipal wastewater treatment facility in the City of Fukuoka that we believe will lead to certification of our DFC products for these renewable applications. Japan is a significant market as evidenced by enactment of a national RPS program in 2004 with a target of 3,500 megawatts by 2010 and their dedicated approach to complying with the Kyoto Protocol. We are beginning to see Japanese industrials, e.g., Sharp, utilize fuel cells to meet Kyoto requirements.

In Korea, the government is developing programs to achieve its goal for fuel cells – 300 units sized 250 kilowatts to 2 megawatts by 2012 – that is expected to result in over $100 million per year in subsidies for fuel cell installations beginning in 2007. Our partner, POSCO, is leading a task force comprised of government, universities and the private sector to make recommendations to the government regarding the structure of these subsidy programs.

U.S. – Energy Policy Act

The enactment of the Energy Policy Act of 2005 provides substantial financial incentives for fuel cell power plants. Specifically, it grants an investment tax credit of 30 percent – up to $1,000 per kilowatt – of total project costs, as well as five-year accelerated depreciation. We are seeing increased interest from developers, distributors and third party financers in our products because of this.

U.S. – California

California continues to remain a strong market. An executive order was enacted in 2005 that set state reduction levels for greenhouse gases, and the California Air Resources Board Standard for 2007 set limits for other emissions such as particulates. The state's Self Generation Incentive Program (SGIP) includes a $100 million annual allocation for renewable and ultra-clean distributed generation technologies, and has been extended through 2007. Our fuel cells meet these emissions requirements and qualify for the SGIP.

Canada

We are focusing on new markets in Canada and the U.S. with our new multi-megawatt product, the Direct FuelCell-Energy Recovery Generation™ (DFC-ERG), that we are developing with our partner, Enbridge Inc. This ultra-clean combined cycle product for the natural gas pipeline market, which includes an unfired expansion gas turbine and our DFC power plant, has an electrical efficiency of approximately 60 percent. The DFC-ERG is designed to provide the heat necessary to prevent the gas supply from freezing during the pressure reduction process at city gate gas supply stations, eliminating the combustion-based system that is presently used today. We have identified over 40 megawatts of potential in Ontario, and we see over 200 megawatts more in the RPS states and California.

Capturing Opportunities

While our sales order cycle remains long, we are seeing increased interest from prospective buyers. Responding to this, we are adding to our sales force in California, the Northeastern U.S. and Asia.

With the Asian market now extending beyond Japan to include Korea, we are advancing our partner relationships there to capture sales. We are in discussions regarding the packaging of our fuel cell power plants in Japan and Korea. Moving more of the assembly of our products to those countries and incorporating balance of plant components from local vendors will reduce cost and make us more competitive. We are also actively involved with POSCO and its strategic alliance with Korea South-East Power to co-develop and market fuel cells.

With more of our power plants operating at customer sites, we will continue to strengthen our field service teams to ensure a high level of customer support. Additionally, we will shift our primary cost reduction focus to the two megawatt DFC3000, a direct response to the multi-megawatt opportunities we see in 2006.

Senior Management Transition

In January 2006, we announced a transition in our executive management team. R. Daniel Brdar was elected to be Chief Executive Officer of FuelCell Energy, the role formerly held by Jerry D. Leitman. Dan will retain his title as President, and Jerry will remain as Chairman of the Board.

Since joining FuelCell Energy in 2000, Dan has been instrumental in addressing customer expectations of product performance and reliability, driving cost out of our products to open broader markets, and increasing repeatable business. Jerry has directed FuelCell Energy since 1997 and led our advance from a research and development operation to a global commercial fuel cell products company. We believe these executive appointments will strengthen our senior management leadership to successfully execute our business strategy.

In February 2006, Dr. Hansraj Maru, our Chief Technology Officer, announced his retirement. Dr. Maru has made extraordinary contributions during his 29 years with us, and we valued his service in building the strong technology base for FuelCell Energy. Dr. Maru will remain a consultant for us to further enhance the commercialization of our DFC power plants.

2006

Our 2006 focus is straightforward – build on our performance and cost reduction successes to date, and increase sales. From a product standpoint, we have established a strong foundation; our key metrics are meeting customer expectations. From a market perspective, opportunities for larger megawatt and multi-megawatt products are increasing, which will bring us to profitability sooner. We are excited about our prospects for 2006, and we have the balance sheet, with approximately $180 million in cash and investments, to execute our strategy.

R. Daniel Brdar
President and Chief Executive Officer

Jerry D. Leitman
Chairman

"Customers are demanding ultra-clean, efficient and reliable distributed generation. Our products can meet their needs."

– R. Daniel Brdar, President and CEO

Efficient

Our DFC power plants currently achieve an electrical efficiency of 45 to 47 percent, the highest of any distributed generation technology in a comparable size range. Using the high value heat byproduct of our DFC products for cogeneration applications, an overall energy efficiency of 70 to 80 percent can be achieved. This high efficiency results in less fuel per unit of energy produced and, as a result, lower cost. In a market environment with increased fuel price volatility, this gives our customers with DFC power plants greater control over their energy costs.

Reliable

The continued growth of the 24/7 global economy increases the need for high electrical reliability. Our DFC power plants respond to this by locating power generation close to the end user, avoiding the transmission and distribution system which is the source of most outages. This increased reliability enhances productivity and customer satisfaction. DFC power plants give our customers the firm, 24/7 energy solution they require.

Ultra-Clean

Our DFC power plants have lower emissions of carbon dioxide, and significantly lower emissions of other harmful pollutants such as nitrogen oxides, sulfur dioxide and particulate matter than conventional combustion-based power plants. They have been designated as 'ultra-clean' by the California Air Resources Board (CARB), and have been certified to CARB's emission standards for 2007. As an ultra-clean distributed generation product, this reduces the time and cost for permitting and installing our power plants at customer locations while helping the environment. Our products produce ultra-clean energy using the existing fossil fuel infrastructure.



Pepperidge Farm Bakery

Distribution partner PPL operates our DFC power plant at the Pepperidge Farm facility in Bloomfield, Connecticut. The unit provides 20 percent of the electricity and the high value heat byproduct is converted to process steam for the state-of-the art bakery. The customer benefits by having efficient and reliable onsite power. Connecticut benefits by reducing emissions and relieving congestion from the grid.



Sheraton New York Hotel & Towers

Our DFC power plant at Starwood's flagship hotel, the Sheraton New York Hotel & Towers. Installed in 2004, this was Manhattan's first high temperature fuel cell. The unit operates 24/7 base load, and provides about 10 percent of the resort's electricity and hot water needs.



Pohang University

Our first DFC power plant in Korea is a combined heat and power application for a high tech industrial facility at the Pohang University of Science and Technology in Pohang City. In 2004, fuel cells were identified as one of 10 economic growth engines for the Korean Economy. Our partner, POSCO, was assigned by the Korean government to commercialize large stationary fuel cell power plants.

Starwood Hotels & Resorts Worldwide, Inc. California, New York and New Jersey

"Direct FuelCell Power Plants are the most efficient products in their size range. They play an important role for us by contributing to our commitment to lower emissions, provide control of our overall energy costs and improve power reliability for our guests."

— John Lembo, Director of Energy, Starwood Hotels & Resorts Worldwide, Inc.

Two 250-kilowatt DFC power plants for suburban Starwood hotels in New Jersey with approximately 300-400 rooms – one in Edison and one in Parsippany – were installed in 2003. These units operate 24/7 base load, and provide the hotels with 25 percent of their electricity requirements and approximately 25 percent of their hot water needs.

In 2004, Starwood added a DFC power plant for the prestigious Sheraton New York Hotel & Towers in the heart of Manhattan, where a 250-kilowatt unit provides about 10 percent of the resort's electricity and hot water needs. This installation provides the added reliability of grid-independent configuration, which means that if grid power is lost, a portion of the hotel will have electricity for its guests from the DFC power plant.

Starwood expanded the use of DFC power plants for their West Coast properties – 1.5 megawatts at the Sheraton San Diego Hotel & Marina (the largest customer installation to date) and 500 kilowatts at the Westin San Francisco Airport Hotel. With 2.75 megawatts of DFC power plants at five properties in the U.S., Starwood is the leading repeat customer for DFC products in two important geographic regions – California and Northeastern U.S. Starwood earned *Buildings Magazine* number one spot on their Who's Who in Buildings Market 2005 "A" List because of its commitment to green energy using DFC power plants.

Four DFC300A power plants nestled onto a tennis court provide one megawatt of firm, 24/7 base load electricity for the Sheraton San Diego Hotel & Marina, with the high value waste heat used for the facility's Laguna Pool. An additional 500-kilowatt DFC power plant (not shown) will provide electricity for the West Tower.



King County Wastewater Treatment Facility King County, Washington

"The one megawatt Direct FuelCell power plant is not only providing us savings on our electricity costs, but using the high value heat byproduct adds economic value by its contribution to the anaerobic gas production process. With the U.S. Environmental Protection Agency as a participant on our review board, this could set a standard for other wastewater treatment facilities throughout the country for ultra-clean power generation."

— Greg Bush, Project Manager, King County Fuel Cell Project

Rising energy costs and tighter emissions requirements prompted officials at the Wastewater Treatment Division of King County's Natural Resources and Parks in Washington State to explore innovative ways to provide electricity for its facilities. They achieved their goal by selecting FuelCell Energy's megawatt-class Direct FuelCell power plant for their municipal sewage treatment facility. Not only are they receiving a portion of their base load electricity requirements at reduced costs compared to the grid, the DFC1500 power plant's high value heat byproduct is being used to aid in the anaerobic gas digestion process. The methane gas created from this process is the fuel source for the DFC power plant, making this a renewable distributed generation resource for greater Seattle.

Since it began operating in June 2004, the DFC1500 at King County has operated with an availability of greater than 92 percent. In addition, initial operation on natural gas enabled our DFC1500 to be certified to the strict air emissions requirements of the California Air Resources Board's 2007 standards. This paved the way for our second DFC1500 power plant on the West Coast – Alameda County's Santa Rita Correctional Facility in California.

The one megawatt DFC1500 power plant (left) at the King County Wastewater Treatment Facility provided us with a number of 'firsts' for onsite customer applications – first DFC1500 power plant at a customer site and first DFC power plant to switch automatically from natural gas to methane produced from the anaerobic gas digesters (right).





"The market is demanding clean and efficient distributed power generation, and we see that demand growing. The combination of high electrical efficiency, ultra-clean emissions and 24/7 reliability of our DFC products positions us for worldwide growth."

– Jerry D. Leitman, Chairman

Our DFC power plants are the ideal distributed energy solution for customers who need firm, 24/7 power. Our products' characteristics – ultra-clean emissions, high efficiency operation and reliable power generation – are the key attributes that our customers want. In global regions with strict emissions requirements and high energy costs, our DFC products are providing our end users with more reliable power at less cost.

Geographically, our leading markets are Japan, Korea and California, which account for 66 percent of our orders to date. The drive for ultra-clean, efficient and reliable power is increasing in other global regions, such as the Northeastern U.S., Canada and Europe. Many of our customers, particularly in Japan, are using our DFC products to meet the requirements of the Kyoto Protocol.

Wastewater treatment plants are our leading application with over 4 megawatts of orders received to date. DFC power plants operating on anaerobic digester gas, a biomass fuel, are renewable applications. Our wastewater treatment customers have the added benefit of free fuel – the methane generated from the anaerobic gas digestion process is used as fuel for the plant.

Our second leading application is hotels with 2.75 megawatts of orders received to date. Our hotel customers are saving money on their energy costs for base load electricity and heat.

Other excellent applications include manufacturing facilities, hospitals, universities, federal buildings, telecommunications/data centers, prisons and grid-support.



KIRIN

Kirin Brewery

Fuel diversity is another attribute that adds to the value proposition of our ultra-clean distributed generation products. Our DFC power plant at the Kirin Brewery outside of Tokyo, Japan, operates on industrial wastewater treatment gas from the brewing process during the week and propane when beer production is shut down.



Fukuoka Municipal Wastewater Treatment Facility

Our DFC power plant at a municipal wastewater treatment facility in Fukuoka, Japan, earned Japanese ministry endorsement that is expected to lead to certification of our DFC products for other wastewater treatment applications.



Kyoto Eco-Energy

Our DFC power plant, part of an Eco-Energy project in Kyoto, Japan, efficiently converts waste from a food processing plant into high quality electricity. Heat produced by the unit is used in the food waste digestion process, increasing overall system efficiency.

Sierra Nevada Brewing Co. Chico, California

"While our 24/7 brewery requires firm and reliable power, we have a commitment to energy efficiency and reducing our environmental impact on the Chico community. Our decision to install a one megawatt Direct FuelCell power plant was based on dramatically lower emissions than conventional power generation and our ability to use the high value heat byproduct in our brewing process. It turned out to be the most cost-effective and environmentally favorable onsite power generation solution for us."

— *Ken Grossman, Founder and President, Sierra Nevada Brewing Co.*

Ken Grossman, founder and president of Sierra Nevada Brewing Co. in Chico, California, was looking for more cost-effective and reliable base load power generation. Clearly, onsite distributed power generation was the answer, but were combustion-based reciprocating engines the way to go? Not so, based on feedback from the community. Reading about FuelCell Energy's one megawatt Direct FuelCell power plant at the King County Wastewater Treatment Facility prompted him to look at an ultra-clean and cost-effective alternative.

That further research convinced Ken that DFC power plants could give him an economically and environmentally beneficial solution. Sierra Nevada is not only receiving reliable base load electricity for the brewery with a one megawatt DFC power plant, the high value heat byproduct is converted to steam and is being used in the brewing process and for other heating needs. In 2006, anaerobic gas digestion equipment will be installed to recapture methane generated from the brewing process to partially fuel the DFC power plant, further reducing the facility's energy costs.

Four DFC300A power plants provide one megawatt of firm, 24/7 base load electricity and heat for the Sierra Nevada brewery in Chico, California. When the DFC power plants generate more power than the brewery needs — typically in the late evening hours — it sends the excess electricity back to the local grid system and receives a credit for a portion of its generation costs. At right, beer undergoing sampling for quality control.



DFC300



Financial Information

Selected Financial Data

The selected consolidated financial data presented below as of the end of each of the years in the five-year period ended October 31, 2005 have been derived from our audited consolidated financial statements together with the notes thereto included elsewhere in this Report (the "Financial Statements"). The data set forth below is qualified by reference to, and should be read in conjunction with, the Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Report.

Consolidated Statement of Operations Data:

(Amounts presented in thousands, except for per share amounts)			*Year Ended October 31,*		
	2005	2004	2003	2002	2001
Revenues:					
Product sales and revenue	**$ 17,398**	$ 12,636	$ 16,081	$ 7,656	$ 5,297
Research and development contracts	**12,972**	18,750	17,709	33,575	20,882
Total revenues	**30,370**	31,386	33,790	41,231	26,179
Costs and expenses:					
Cost of product sales and revenues	**52,067**	39,961	50,391	32,129	16,214
Cost of research and development contracts	**13,183**	27,290	35,827	45,664	19,033
Administrative and selling expenses	**14,154**	14,901	12,631	10,451	9,100
Research and development expenses	**21,840**	26,677	8,509	6,806	3,108
Purchased in-process research and development	**—**	12,200	—	—	—
Total costs and expenses	**101,244**	121,029	107,358	95,050	47,455
Loss from operations	**(70,874)**	(89,643)	(73,568)	(53,819)	(21,276)
License fee income, net	**70**	19	270	270	270
Interest expense	**(103)**	(137)	(128)	(160)	(116)
Loss from equity investments	**(1,553)**	—	—	—	—
Interest and other income, net	**5,526**	2,472	6,012	4,876	5,684
Provision for taxes	**—**	—	—	(7)	—
Loss from continuing operations	**(66,934)**	(87,289)	(67,414)	(48,840)	(15,438)
Discontinued operations, net of tax	**(1,252)**	846	—	—	—
Net loss	**(68,186)**	(86,443)	(67,414)	(48,840)	(15,438)
Preferred stock dividends	**(6,077)**	(964)	—	—	—
Net loss to common shareholders	**$(74,263)**	$(87,407)	$(67,414)	$(48,840)	$(15,438)
Basic and diluted loss per share:					
Continuing operations	**$ (1.51)**	$ (1.84)	$ (1.71)	$ (1.25)	$ (0.45)
Discontinued operations	**(.03)**	0.01	—	—	—
Net loss to common shareholders	**$ (1.54)**	$ (1.83)	$ (1.71)	$ (1.25)	$ (0.45)
Basic and diluted weighted average shares outstanding	**48,261**	47,875	39,342	39,135	34,359

Consolidated Balance Sheet Data:

			As of October 31,		
	2005	2004	2003	2002	2001
Cash, cash equivalents and short-term investments (U.S. treasury securities)	**$136,032**	$152,395	$134,750	$205,996	$274,760
Working capital	**138,748**	156,798	143,998	218,423	276,173
Total current assets	**161,894**	178,866	160,792	234,739	289,225
Long-term investments (U.S. treasury securities)	**43,928**	—	18,690	14,542	15,773
Total assets	**265,520**	236,510	223,363	289,803	334,020
Total current liabilities	**23,146**	22,070	16,794	16,316	13,052
Total non-current liabilities	**904**	1,476	1,484	1,785	1,252
Total shareholders' equity	**241,470**	212,964	205,085	271,702	319,716
Book value per share (1)	**$ 4.98**	$ 4.42	$ 5.20	$ 6.93	$ 8.20

(1) Calculated as total shareholder's equity divided by common shares issued and outstanding as of the balance sheet date.

Overview and Recent Developments

Overview

FuelCell Energy is a world leader in the development and manufacture of fuel cell power plants for clean, efficient and reliable electric power generation. We have been developing fuel cell technology since our founding in 1969. We are currently commercializing our core carbonate fuel cell products ("Direct FuelCell® or "DFC® Power Plants"), offering stationary applications for commercial and industrial customers and continuing to develop our next generation of carbonate fuel cell products. In addition, we are developing another high temperature fuel cell system, planar solid oxide fuel cell ("SOFC") technology, as a prime contractor in the U.S. Department of Energy's ("DOE") Solid State Energy Conversion Alliance ("SECA") Program and through our 41 percent ownership interest in Versa Power Systems, Inc. ("Versa").

Our proprietary carbonate DFC power plants electrochemically produce electricity directly from readily available hydrocarbon fuels, such as natural gas and biomass fuels. We believe our products offer significant advantages compared to other power generation technologies. The primary benefits to our customers include:

- High fuel efficiency;
- Ultra-clean emissions;
- High reliability;
- Firm, 24/7 base load power; and,
- The ability to site units locally and provide heat for cogeneration applications.

Other customer benefits of our DFC power plants include:

- Quiet operation;
- Flexible siting and permitting capabilities;
- Potentially lower operating, maintenance and generation costs than alternative distributed power generation technologies and the grid; and,
- The ability to provide end users with greater control of their energy source costs and reliability.

The demand for reliable, clean and economical power is increasing worldwide. Volatile fuel and energy prices, the ratification of the Kyoto Protocol by over 140 countries in 2005 and other strict emissions guidelines mandating clean electric power generation are placing greater emphasis on high efficiency distributed generation products that are ultra-clean. Electric generation without combustion (ultra-clean) significantly reduces harmful pollutants such as NOX, SOX and particulates. Higher efficiency results in lower emissions of carbon dioxide, a major contributor of harmful greenhouse gases. Higher efficiency also results in less fuel per kWh of electricity and Btu of heat produced, thereby reducing operating costs.

Our core products, the DFC300MA, DFC1500MA and DFC3000, are currently rated in capacity at 250 kW, 1 MW and 2 MW, respectively, and these capacities are expected to increase to 300 kW, 1.2 MW and 2.4 MW, respectively, in late-2006. Our products are designed to meet the base load power requirements of a wide range of commercial and industrial customers including wastewater treatment plants (municipal, such as sewage treatment facilities, and industrial, such as breweries and food processors), hotels, manufacturing facilities, universities, hospitals, telecommunications/data centers, government facilities, as well as grid support applications for utility customers. Ideally, our DFC power plants are part of a total onsite power generation solution for commercial and industrial customers, with our high efficiency products providing the base load power. Grid-delivered electricity or less efficient combustion-based equipment will provide peaking and load following energy needs. Through December 31, 2005, over 80 million kWhs of electricity have been generated from power plants incorporating our DFC technology at over 40 customer sites worldwide.

While our products compete essentially on price with gas engines, turbines and the grid, we believe that the attributes of our DFC products enhance our value proposition. For example, in some regions with strict air emissions controls, the 'ultra-clean' designation of our DFC power plants enables our products to be sited where combustion-based technologies cannot. As an ultra-clean technology, our products benefit from: (1) preferential rate treatment, such as the elimination of exit fees and standby charges for onsite electric generation; (2) a streamlined installation process with exemptions from air pollution control or air quality district permitting requirements; and (3) qualification for government-sponsored incentive programs for clean, high efficiency and firm 24/7 power generation.

While we believe that we are making significant progress, we continue to face obstacles that can lengthen the sales cycle. Recently, sales have been impacted by volatile fuel prices and lagging electric rates. We can face regulatory uncertainty for distributed generation, long capital appropriation cycles, interconnect issues, disparate recognition of the locational value and environmental benefits of distributed generation, standby power costs and stranded asset exit fees. In addition, due to the early commercialization stage of our DFC power plants and our low volume of sales, our product pricing is generally higher than competing products that are more mature. These factors can slow and constrict our sales cycle and delay our growth. Our sales for the last two years have been approximately 6 MW of power plants per year.

We are currently selling our products to customers in high cost electricity markets. We believe that market clearing prices in California and the Northeast are between $2,000 and $3,000 per kW and up to $4,000/kW in Asia and for mission-critical applications that demand higher reliability. The manufactured cost of our standard sub-MW product design at the end of 2005 was approximately $4,600 per kW (reduced from approximately $6,200/kW at the end of 2004) and our 1 MW product was approximately $4,300/kW. Our cost reduction plans and increased volume will bring us closer to market clearing prices through process improvements, value engineering, supplier/purchasing opportunities, and product output and efficiency improvements. Our primary focus in 2006 is to attempt to reduce the cost of our 2 MW DFC3000 power plant to a range between $3,200/kW and $3,500/kW.

Recent Developments

Change in Executive Management

On January 12, 2006, FuelCell Energy, Inc. announced that R. Daniel Brdar was promoted to President and Chief Executive Officer. The current President and Chief Executive Officer, Jerry D. Leitman, relinquished his duties related to those positions but retained the position of Chairman of the Board in the Company's planned management succession.

Preferred Share Offering

On November 18, 2004, we closed on a $100 million private offering of shares of our 5% Series B cumulative convertible perpetual preferred stock pursuant to Section 4(2) of the Securities Act of 1933, with net proceeds to us of approximately $93.5 million. On January 14, 2005, we closed on the sale of an over-allotment of this same offering providing an additional $5.5 million of net proceeds. The total net proceeds to us from the sale of these securities was approximately $99.0 million and is intended to be used for product development, product commercialization and general corporate purposes.

Common Stock Offering

During August and September 2005, we sold 185,200 shares of our common stock. Total net proceeds to us from the sale of these securities was approximately $2.0 million and was intended to be used for general corporate purposes and dividend payments on Series B cumulative convertible perpetual preferred stock.

Registration Statements Filed

- S-1 (#333-122216) filed on May 11, 2005 and effective as of May 17, 2005 – Registered 300,000 shares of common stock to be offered to certain employees as partial payment of annual bonuses earned.
- S-1 (#333-122241) filed on May 11, 2005 and effective as of May 17, 2005 – Registered for resale: (i) 60,250 shares of 5% Series B Cumulative Convertible Perpetual Preferred Stock and (ii) 5,127,648 shares of common stock (represents the number of shares of common stock that are issuable upon conversion of the Series B preferred stock).
- S-3 (#333-125936) filed on June 30, 2005 and effective as of July 5, 2005 – Registered 1,900,000 shares of common stock to be offered from time to time of up to an aggregate offering price of $16,397,000.
- S-3 (#333-125933) field on July 1, 2005 and effective as of July 6, 2005 – Registered for resale: (i) 68,645 shares of 5% Series B Cumulative Convertible Perpetual Preferred Stock; and (ii) 5,842,117 shares of common stock (represents the number of shares of common stock that are issuable upon conversion of the Series B preferred stock).
- S-3 (#333-128088) filed on September 2, 2005: this has not yet been declared effective by the Securities & Exchange Commission – Registered: (A) for resale (i) 3,500 shares of 5% Series B Cumulative Convertible Perpetual Preferred Stock and (ii) 297,872 shares of common stock (represents the number of shares of common stock that are issuable upon conversion of the Series B preferred stock); and (B) a shelf offering debt securities, preferred stock and common stock of up to an aggregate offering price of $150,000,000.

Business Combinations

On November 3, 2003, we completed our acquisition of Global Thermoelectric Inc. ("Global") located in Calgary, Canada. At the time of the acquisition, Global had been developing SOFC power plants since 1997 with the goal of commercializing its technology for residential, commercial and light industrial applications ranging in size from 3 to 10 kW. Through its thermoelectric generator ("TEG") product line, Global also sold thermoelectric generators for use as a source of electrical power in remote areas. In connection with the acquisition, we issued, in the aggregate, approximately 8.2 million shares of our common stock and exchangeable shares, the latter of which were issued by FuelCell Energy, Ltd., our wholly-owned Canadian subsidiary (formerly FCE Canada Inc.). We also assumed Global's Series 2 Preferred Shares. Total consideration for the acquisition was approximately $94.8 million.

On May 28, 2004, we sold Global's TEG business for proceeds of approximately $16 million. The sale of the TEG business was effected through a sale of all of the outstanding common shares of Global. Prior to the sale, Global transferred substantially all of its assets and liabilities not relating to its TEG business (including substantially all of Global's assets and liabilities relating to its SOFC business and substantially all of its cash) to FuelCell Energy, Ltd. In addition, prior to the sale, the Global Series 2 Preferred Shares were cancelled and replaced with substantially equivalent Class A cumulative redeemable exchangeable preferred shares (which we refer to as the Series 1 preferred shares) issued by FuelCell Energy, Ltd.

On October 31, 2004, we redeemed all of the approximately two million issued and outstanding exchangeable shares issued by FuelCell Energy, Ltd. The exchangeable shares were redeemed in exchange for shares of our common stock on a one-for-one basis. The redemption had no impact on the total number of shares of our common stock deemed outstanding.

On November 1, 2004, we closed on our agreement to combine the Canadian SOFC operations into Versa Power Systems, Inc. ("Versa") in exchange for Versa stock. Under the terms of the agreement, all SOFC intellectual property and the majority of the fixed assets of FuelCell Energy, Ltd. were combined with Versa in exchange for 5,714 shares, increasing our ownership position in Versa to 7,714 shares, which represented a 42 percent ownership interest at the time of the transaction. No cash was exchanged in this transaction and employees of FuelCell Energy, Ltd. became Versa employees. On May 1, 2005, Versa had a 10-for-1 stock split resulting in an increase in the number of shares we own to 77,140. This stock split did not impact our percent ownership interest.

Assets sold to Versa totaled approximately $12.4 million and were classified as held for sale on the balance sheet as of October 31, 2004. Upon closing of the sale on November 1, 2004, our total investment in Versa was approximately $14.4 million and is classified as "Equity investments." We account for this investment under the equity method.

Critical Accounting Policies and Estimates

Revenue Recognition

We contract with our customers to perform research and development, manufacture and install fuel cell components and power plants under long-term contracts, and provide services under contract. We recognize revenue on a method similar to the percentage-of-completion method.

Revenues on fuel cell research and development contracts are recognized proportionally as costs are incurred and compared to the estimated total research and development costs for each contract. In many cases, we are reimbursed only a portion of the costs incurred or to be incurred on the contract. Revenues from government funded research, development and demonstration programs are generally multi-year, cost reimbursement and/or cost shared type contracts or cooperative agreements. We are reimbursed for reasonable and allocable costs up to the reimbursement limits set by the contract or cooperative agreement.

While government research and development contracts may extend for many years, funding is often provided incrementally on a year-by-year basis if contract terms are met and Congress has authorized the funds. As of October 31, 2005, research and development sales backlog totaled $15.8 million, of which 74 percent is funded. Should funding be temporarily delayed or if business initiatives change, we may choose to devote resources to other activities, including internally funded research and development.

Product sales and revenues include revenues from power plant sales, service contracts, electricity sales under power purchase agreements and incentive funding. Revenues from power plant sales are recognized proportionally as costs are incurred and assigned to a customer contract by comparing the estimated total manufacture and installation costs for each contract to the total contract value. Revenues from service contracts are recognized ratably over the contract term. Revenue from electricity sales under power purchase agreements are recognized as power is produced. Revenue from incentive funding are recognized ratably over the term of the incentive funding agreement.

As our fuel cell products are in their initial stages of development and market acceptance, actual costs incurred could differ materially from those previously estimated. Once we have established that our fuel cell products have achieved commercial market acceptance and future costs can be reasonably estimated, then estimated costs to complete an individual contract, in excess of revenue, will be accrued immediately upon identification.

Warrant Value Recognition

Warrants have been issued as sales incentives to certain of our business partners. These warrants vest as orders from our business partners exceed stipulated levels. Should warrants vest, or when management estimates that it is probable that warrants will vest, we will record a proportional amount of the fair value of the warrants against related revenue as a sales discount.

Inventories

During the procurement and manufacturing process of a fuel cell power plant, costs for material, labor and overhead are accumulated in raw materials and work-in-process inventory until they are transferred to a customer contract, at which time they are recorded in cost of sales.

Our inventories and advance payments to vendors are stated at the lower of cost or market price. As we sell products at or below cost, we provide for a lower of cost or market ("LCM") adjustment to the cost basis of inventory and advances to vendors. This adjustment is computed by comparing the current sales prices of our power plants to estimated costs of completed power plants. In certain circumstances, for long-lead time items, we will make advance payments to vendors for future inventory deliveries, which are recorded as a component of other current assets on the consolidated balance sheet.

As of October 31, 2005 and October 31, 2004, the LCM and obsolescence adjustment to the cost basis of inventory and advance payments to vendors was approximately $8.0 million and $12.4 million, respectively, which equates to a reduction of approximately 39 and 42 percent, respectively, of the gross inventory value. As of October 31, 2005, our gross inventory and advances to vendors' balances declined from the October 31, 2004 balances due to plants being completed for customer orders. As inventory levels increase or decrease, appropriate adjustments to the cost basis are made.

Internal Research and Development Expenses

We conduct internally funded research and development activities to improve current or anticipated product performance and reduce product life-cycle costs. These costs are classified as research and development expenses on our consolidated statements of operations.

Results of Operations

Management evaluates the results of operations and cash flows using a variety of key performance indicators. Indicators that management uses include revenues compared to prior periods and internal forecasts, costs of our products and results of our cost-out initiatives, and operating cash use. These are discussed throughout the 'Results of Operations' and 'Liquidity and Capital Resources' sections.

Comparison of the Years Ended October 31, 2005 and October 31, 2004

Revenues and Costs of Revenues

The following tables summarize our revenue and cost mix for the years ended October 31, 2005 and 2004, respectively (dollar amounts in thousands):

	Year Ended October 31, 2005		2004		
	Revenues	**Percent of Revenues**	Revenues	Percent of Revenues	Percentage Increase/(Decrease) in Revenues
Revenues					
Product sales and revenues	**$17,398**	**57%**	$12,636	40%	38%
Research and development contracts	**12,972**	**43%**	18,750	60%	(31)%
Total	**$30,370**	**100%**	$31,386	100%	(3)%

	Year Ended October 31, 2005		2004		
	Costs of Revenues	**Percent of Costs of Revenues**	Costs of Revenues	Percent of Costs of Revenues	Percentage Increase / (Decrease) in Costs of Revenues
Cost of revenues					
Product sales and revenues	**$52,067**	**80%**	$39,961	59%	30%
Research and development contracts	**13,183**	**20%**	27,290	41%	(52)%
Total	**$65,250**	**100%**	$67,251	100%	(3)%

Total revenues for the year ended October 31, 2005 decreased by $1.0 million, or 3 percent, to $30.4 million from $31.4 million during the same period last year. The components of our revenues and cost of revenues are further described as follows:

Product Sales and Revenues and Product Costs

Product sales were $17.4 million for the year ended October 31, 2005, compared to $12.6 million in the same period of a year ago. The increase in product sales and revenues is primarily due to increased manufacturing of power plants for the County of Alameda (Santa Rita Jail), LOGANEnergy, MTU CFC and recognition of electricity and grant revenue related to power purchase agreements. Product sales backlog totaled approximately $26.4 million as of both October 31, 2005 and 2004. Included in these figures are $6.1 million and $1.6 million for 2005 and 2004, respectively, related to long-term service agreements. Product backlog does not include power purchase or incentive funding agreements.

Product costs were higher with increased revenue to $52.1 million for the year ended October 31, 2005, compared to $40.0 million in the same period of a year ago. Included in cost of sales during 2005 was a non-cash fixed asset impairment charge totaling $1.0 million. This was related to a planned change in manufacturing processes expected to increase electrical output ("uprate") for improved product performance and reduced costs in future periods. The ratio of costs to revenue decreased to approximately 3.0-to-1 in 2005 from approximately 3.2-to-1 in 2004. This ratio is inclusive of any lower of cost or market adjustments in cost of sales related to power plants for power purchase agreements. Costs related to power purchase agreements were $10.3 million and $3.1 million for the fiscal years ended October 31, 2005 and 2004, respectively. Excluding the non-cash fixed asset impairment charge and power purchase agreement costs, our cost ratios would have been approximately 2.4-to-1 and approximately 2.7-to-1 for the fiscal years ended October 31, 2005 and 2004, respectively. The ratio of costs to product sales improved from the same period of a year ago as we recognized savings from our cost-out program. The cost ratios included above that exclude certain non-cash items are not considered generally accepted accounting principles ("GAAP") financial measures and should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. We have used non-GAAP pro forma financial measures in analyzing financial results because they provide meaningful information regarding our operational performance and facilitate management's internal comparisons to our historical operating results and comparisons to competitors' operating results.

Our products do not ship on an even production schedule. The shipment date to customers depends on a number of factors that are outside of our control, including siting requirements, timing of construction and permits. We do not have the sales or order history to quantify sufficient trends as of yet.

Research and Development Contracts

Revenue from research and development contracts will vary from year to year depending on government funding levels, new contracts and work on existing contracts. Revenue from research and development contracts decreased 31 percent during the year ended October 31, 2005 to $13.0 million from $18.8 million in the same period of the prior year. Revenues decreased with the completion of the DOE's Product Design Improvement program ("PDI") program and the Bath Iron Works contract. Revenues were also lower on the DOE's Clean Coal contract and other U.S. Navy contracts compared to the prior year. These decreases were partially offset by an increase in revenue related to the DOE's SECA program.

The cost of research and development contract revenue declined by $14.1 million for the year ended October 31, 2005, compared to the prior year, due to reduced costs on the Clean Coal contract, the PDI program, U.S. Navy contracts and King County contracts. The ratio of research and development cost to revenue was approximately 1.0-to-1 in 2005, compared to approximately 1.5-to-1 in 2004 due to the substantial completion of the Clean Coal and King County contracts, which had significant cost share commitments. The Clean Coal DFC3000 power plant was not operated at the Indiana site due to fuel supply issues and was removed upon receiving approval from the DOE.

For strategic reasons, we currently plan to continue to participate in government cost share contracts that advance the development of fuel cells. As a result, we expect that costs on these contracts will be higher than revenues received.

Administrative and Selling Expenses

Administrative and selling expenses decreased by $0.7 million or 5 percent, to $14.2 million during the year ended October 31, 2005 compared to $14.9 million in the prior year. This decrease is primarily the result of the disposition of Canadian operations with costs totaling $1.2 million in 2004, partially offset by higher sales and proposal costs for multi-megawatt projects of approximately $0.2 million and higher administrative costs related to Sarbanes-Oxley Act compliance totaling approximately $0.4 million.

Research and Development Expenses

Research and development expenses decreased to $21.8 million during year ended October 31, 2005, compared to $26.7 million for the year ended October 31, 2004. This decrease is the result of the disposition of Canadian operations with costs totaling approximately $9.1 million, partially offset by increased internal research and development related to support of our DFC products and our cost-out program totaling approximately $5.4 million.

Purchased In-Process Research and Development

The $12.2 million in-process research and development ("IPR&D") charge relates to SOFC technology acquired in the Global transaction. In 1997, Global began developing SOFC technology, which is still in development. The $12.2 million allocated to IPR&D was determined using two established valuation techniques. An average of the cost valuation and market valuation approaches were used to determine the IPR&D amount. The amounts estimated in this valuation were calculated using a risk-adjusted discount rate of 30 percent. As the acquired technology has not yet reached technological feasibility and no alternative future uses existed, it was expensed upon acquisition in accordance with Statement of Financial Accounting Standards ("SFAS") No. 2, "Accounting for Research and Development Costs." The IPR&D acquired was related to one project, the development of a solid oxide fuel cell. Prior to the transaction date, Global spent approximately five years developing this technology.

In 2003, we received notice of an award to participate in the DOE's ten-year SECA program to develop low cost solid oxide fuel cells for residential, commercial, and light industrial applications. The SECA program is a cost-share program totaling approximately $139 million which has three phases. This technology was subsequently sold to our partner in the SECA program, Versa, along with fixed assets in exchange for Versa stock. We currently estimate that it will take approximately five to ten years to complete the development.

Loss from Operations

The loss from operations for the year ended October 31, 2005 totaled $70.9 million compared to the loss of $89.6 million recorded in 2004. This decrease of approximately 21 percent is due primarily to the acquisition related charge of purchased in-process research and development in the prior year totaling $12.2 million, lower cost ratios for both research and development contracts and product sales and the disposition of our Canadian operations. We expect to incur operating losses in future reporting periods as we continue to participate in government cost share programs, sell products at prices lower than our current production costs, and invest in our cost-out initiatives.

Loss from Equity Investments

Our investment in Versa totaled approximately $12.3 million and $2.0 million as of October 31, 2005 and 2004, respectively. We began accounting for this investment under the equity method of accounting as of November 1, 2004, at which time our ownership had increased from 16 percent to 42 percent. As a result of additional capital contributions by other shareholders during 2005, our ownership interest decreased to 41 percent as of October 31, 2005. Our share of equity losses for the fiscal year ended October 31, 2005, totaled approximately $1.6 million.

Interest and Other Income, Net

Interest and other income, net, increased by $3.1 million when comparing the fiscal year ended October 31, 2005 to the prior year. The increase is due to higher yields on higher investment balances and state research and development tax credits totaling $0.5 million.

Provision for Income Taxes

We believe, that due to our efforts to commercialize our DFC technology, we will continue to incur losses. Based on projections for future taxable income over the period in which the deferred tax assets are realizable, management believes that significant uncertainty exists surrounding the recoverability of the deferred tax assets. Therefore, no tax benefit has been recognized related to current year losses and other deferred tax assets. We pay franchise and capital taxes in certain states, which are classified as a component of administrative and selling expenses.

Discontinued Operations, Net of Tax

During the fiscal year ended October 31, 2005, we exited certain facilities in Canada and as a result recorded fixed asset impairment charges totaling approximately $0.9 million and exit costs of approximately $0.4 million. During the fiscal year ended October 31, 2004, we acquired Global and subsequently divested its generator business unit through the sale of Global on May 28, 2004. As a result, historical results were reclassified as discontinued operations. Income, net of taxes, related to the generator business totaled approximately $0.8 million for fiscal 2004.

Comparison of the Years Ended October 31, 2004 and October 31, 2003

Revenues and Costs of Revenues

The following tables summarize our revenue and cost mix for the years ended October 31, 2004 and 2003, respectively (dollar amounts in thousands):

	Year Ended October 31, 2004		2003		
	Revenues	Percent of Revenues	Revenues	Percent of Revenues	Percentage Increase / (Decrease) in Revenues
Revenues					
Product sales and revenues	$12,636	40%	$16,081	48%	(21)%
Research and development contracts	18,750	60%	17,709	52%	6%
Total	$31,386	100%	$33,790	100%	(7)%

	Year Ended October 31, 2004		2003		
	Costs of Revenues	Percent of Costs of Revenues	Costs of Revenues	Percent of Costs of Revenues	Percentage Increase / (Decrease) in Costs of Revenues
Cost of revenues					
Product sales and revenues	$39,961	59%	$50,391	58%	(21)%
Research and development contracts	27,290	41%	35,827	42%	(24)%
Total	$67,251	100%	$86,218	100%	(22)%

Total revenues for the year ended October 31, 2004 decreased by $2.4 million, or 7 percent, to $31.4 million from $33.8 million during the same period last year. The components of our revenues and cost of revenues are further described as follows:

Product Sales and Revenues and Product Costs

Product sales were $12.6 million for the year ended October 31, 2004 compared to $16.0 million in the same period of a year ago. The lower product sales and revenues were due to production scheduling for customer requirements and production on power plants for power purchase agreements where product revenues are not recognized until power is sold to the customer over an extended term. Power plant production was at approximately the same level as the prior year (6 MW). As of October 31, 2004, product sales backlog totaled approximately $26.4 million, compared to $14.4 million as of October 31, 2003. This backlog does not include 1.5 MW of orders for power purchase agreements for Santa Barbara and Sierra Nevada Brewing Co.

Product costs decreased with lower revenue to $40.0 million from $50.4 million. The ratio of costs to revenue increased slightly from approximately 3.1 to approximately 3.2 to 1 over the prior year due to costs totaling approximately $2.0 million associated with the power purchase agreements noted above. This increase was partially offset by lower overall product costs recognized on power plants built in 2004 when compared to the prior year due to progress on our cost-out program.

Research and Development Contracts

Revenue from research and development contracts will vary from year to year depending on government funding levels, new contracts and work on existing contracts. Revenue from research and development contracts increased 6 percent during the year ended October 31, 2004 to $18.8 million from $17.7 million in same period of the prior year. Revenues have increased on the Vision 21 and SECA contracts with the DOE. These increases were offset by lower revenue from the Clean Coal contract as the installation phase for this two megawatt DFC3000 power plant was completed.

The cost of research and development contract revenue declined by $8.5 million for the year ended October 31, 2004 compared to the prior year due to the mix of cost shared contracts and reduced costs for the Clean Coal contract, PDI program, and King County contract as major tasks were completed on those contracts. The ratio of costs to contract revenues was approximately 1.5 to 1, which decreased from approximately 2.0 to 1 when compared to the same period of the prior year. The primary driver of the improved cost ratio was increased funding for the PDI program during fiscal 2004. Significant cost share contracts in fiscal 2004 included Clean Coal, PDI, Vision 21, King County, Navy Phase II and SECA. We concluded work on the PDI contract during the quarter ended October 31, 2004 and do not expect significant future revenues or costs related to this contract.

Administrative and Selling Expenses

Excluding costs from our Canadian SOFC operations, administrative and selling expenses increased by $1.1 million or 9 percent, to $13.7 million during the year ended October 31, 2004 compared to $12.6 million in the prior year. Approximately $0.8 million of this increase was due to increased sales and marketing expenses and $0.2 million was due to higher investor relation's costs related to our increased shareholder base. In addition, we incurred $1.2 million of administrative and selling expenses in our Canadian SOFC operations as a result of our acquisition during the year ended October 31, 2004.

Research and Development Expenses

Excluding costs from our Canadian SOFC operations, research and development expenses increased to $17.6 million during year ended October 31, 2004 compared to $8.5 million recorded in 2003. The increase is due to continued focus on our cost-out program (implemented in fiscal 2003), product documentation and engineering support for products in the field. During fiscal 2004, we expanded our cost-out program by hiring additional engineering employees. Our cost-out program is expected to: reduce material costs, simplify design, improve manufacturing yields, reduce product assembly labor, and reduce production cycle time of our DFC products. In addition, we incurred $9.0 million of research and development expenses in our Canadian SOFC operations as a result of our acquisition during the year ended October 31, 2004.

Purchased In-Process Research and Development

The $12.2 million IPR&D charge relates to SOFC technology acquired in the Global transaction. In 1997, Global began developing SOFC technology, which is still in development. The $12.2 million allocated to IPR&D was determined using two established valuation techniques. An average of the cost valuation and market valuation approaches were used to determine the IPR&D amount. The amounts estimated in this valuation were calculated using a risk-adjusted discount rate of 30 percent. As the acquired technology has not yet reached technological feasibility and no alternative future uses existed, it was expensed upon acquisition in accordance with SFAS No. 2, "Accounting for Research and Development Costs."

The IPR&D acquired was related to one project, the development of a solid oxide fuel cell. Prior to the transaction date, Global spent approximately five years developing this technology. In 2003, we received notice of an award to participate in the DOE's ten-year SECA program to develop low cost solid oxide fuel cells for residential, commercial, and light industrial applications. The SECA program is a cost-share program totaling approximately $139 million in three phases. This technology was subsequently sold to our partner in the SECA program, Versa, along with fixed assets in exchange for stock of Versa, which increased our ownership in Versa to approximately 42 percent at the time of this transaction. We currently estimate that it will take approximately five to ten years to complete the development.

Loss from Operations

The loss from operations for the year ended October 31, 2004 totaled $89.6 million compared to the $73.6 million recorded in 2003. The loss from operations for the year ended October 31, 2004 totaled $67.2 million compared to the $73.6 million recorded in 2003 or a reduction of approximately 9 percent excluding the Canadian SOFC operation. The reduction in operating loss was due to lower cost of research and development and product revenues partially offset by increased administrative, selling and internal research and development costs.

Interest and Other Income, Net

Interest and other income, net, declined by $3.5 million when comparing the fiscal year ended October 31, 2004 to the prior year. During the year ended October 31, 2003, we realized Connecticut state research and development incentives totaling $3.4 million. We did not realize tax incentives during the year ended October 31, 2004 although we have applied for approximately $1.5 million of such credits. During the year ended October 31, 2004, we realized foreign currency gains totaling approximately $0.5 million, which offset a decline (compared to the prior year) of interest income totaling approximately $0.9 million. The reduction in interest income is due to reduced average interest rates on the invested cash.

Provision for Income Taxes

We believe, that due to our efforts to commercialize our DFC technology, we will continue to incur losses. Based on projections for future taxable income over the period in which the deferred tax assets are realizable, management believes that significant uncertainty exists surrounding the recoverability of the deferred tax assets. Therefore, no tax benefit has been recognized related to current year losses and other deferred tax assets.

Discontinued Operations, Net of Tax

Discontinued operations reflects the net income of $0.8 million of the TEG business segment that was sold on May 28, 2004. Refer also to Note 2 - Discontinued Operations of our consolidated financial statements. The Global TEG business segment was acquired by us in November 2003, thus there are no results from discontinued operations in the comparable period of the prior year.

Liquidity and Capital Resources

We had approximately $180.0 million of cash, cash equivalents and investments as of October 31, 2005 compared to $152.4 million as of October 31, 2004. Net cash and investments used during the year was $27.6 million, consisting of approximately $1.3 million used for discontinued operations and approximately $26.3 million used in our continuing operations. Cash and investments used during fiscal 2005 also reflect proceeds from the sale of preferred stock of approximately $99.0 million, proceeds from the sale of common stock of approximately $2.0 million and payment of preferred dividends of approximately $4.4 million.

Cash Inflows and Outflows

Cash and cash equivalents as of October 31, 2005 totaled $22.7 million, reflecting a decrease of $23.1 million from the balance reported as of October 31, 2004. The key components of our cash inflows and outflows from continuing operations were as follows:

Operating Activities: *During the fiscal year ended October 31, 2005,* we used $56.0 million in cash in our operating activities, compared to an operating cash usage of $64.6 million during fiscal 2004. Fiscal 2005 cash used in operating activities consists of a net loss for the period of approximately $68.2 million, offset by non-cash adjustments totaling $10.2 million and a loss from discontinued operations of approximately $1.3 million. Depreciation and amortization includes depreciation expense totaling $7.8 million and other amortization totaling $0.3 million.

In addition, cash used in working capital totaled approximately $0.8 million including an increase in accounts receivable of approximately $2.5 million on higher fiscal 2005 revenues and lower accounts payable and accrued expenses of approximately $2.5 million due to the timing of inventory payments related to our current production schedule. Working capital cash usage was partially offset by a decrease in inventory of approximately $2.5 million as a result of our current production schedule and an increase in deferred revenue of approximately $2.7 million primarily due to receipt of government grants as power plants under power purchase agreements began operating.

Investing Activities: During the fiscal period ended October 31, 2005, net cash used by investing activities totaled $63.9 million, compared with approximately $66.1 million generated in fiscal 2004. During fiscal 2004, we acquired and subsequently sold Global Thermoelectric Inc., which resulted in a net increase to cash in 2004 of $68.9 million. Capital expenditures totaled $14.1 million for the fiscal year ended October 31, 2005. This included approximately $12.1 million for equipment being built for power purchase agreements in our Alliance entities. During fiscal 2005, approximately $382.6 million of investments in U.S. Treasury Securities matured and new treasury purchases were made totaling $432.4 million.

Financing Activities: During the fiscal period ended October 31, 2005 we closed on a Series B cumulative convertible preferred perpetual preferred stock offering which resulted in net proceeds to us totaling $99.0 million and we also sold common stock which resulted in net proceeds to us totaling $2.0 million, partially offset by preferred dividend payments of $4.4 million. We generated $0.6 million from financing activities through the issuance of stock for option and stock purchase plans and made repayments on long-term debt totaling approximately $0.5 million. This compares with approximately $2.7 million generated from financing activities in fiscal 2004, primarily from common stock issued for option and stock purchase plans, partially offset by payments for preferred dividends and long-term debt.

Sources and Uses of Cash and Investments

We continue to invest in new product development and bringing our products to market and, as such, we are not currently generating positive cash flow from our operations. Our operations are funded primarily through sales of equity securities and cash generated from customer contracts, including cash from government research and development contracts, product sales, power purchase agreements and incentive funding. Our future cash requirements depend on numerous factors including future involvement in research and development contracts, implementing our cost reduction efforts and increasing annual order volume.

Future Involvement in Research and Development Contracts

Our research and development contracts are generally multi-year, cost reimbursement type contracts. The majority of these are U.S. Government contracts that are dependent upon the government's continued allocation of funds and may be terminated in whole or in part at the convenience of the government. We will continue to seek research and development contracts. To obtain these contracts, we must continue to prove the benefits of our technologies and be successful in our competitive bidding.

Implementing Cost Reduction Efforts on our Fuel Cell Products

Cost reduction of our products is key to improving our operating results in future periods. We have reduced our product cost from over $20,000/kW with our 2 MW Santa Clara 'proof-of-concept' project in 1996-1997 to our current manufactured design cost of approximately $4,300/kW on our MW class product and $4,600/kW for the sub-MW product. Reducing product cost is essential for us to penetrate the market for our fuel cell products. Cost reductions will reduce and/or eliminate the need for incentive funding programs that are currently available to allow our product pricing to compete with grid-delivered power and other distributed generation technologies, and are critical to us attaining profitability.

In 2005 we introduced the DFC1500MA, a four-module version of the DFC1500 unit, which incorporates earlier cost reductions achieved on the DFC300MA. The modular architecture design not only provides cost savings for manufacturing, transportation and installation, but lower operating and maintenance expenses due to improved serviceability. Improved availability is also expected due to multiple, more easily replaceable stack modules. In addition, incorporating a multi-module design for the DFC1500MA introduces more standardization across all product lines. The prototype for the DFC1500MA is expected to be tested in mid-2006 with release for production planned for late-2006.

The sub-MW product represents the majority of our DFC power plants installed or in backlog. In 2005, we continued to identify and implement cost reductions on the DFC300MA with emphasis on reducing material cost through value engineering and reducing labor cost through process improvement.

We continue to target annual cost reductions of 20 to 25 percent per year across all product lines. With the market demand shifting toward multi-MW projects as a result of emerging renewable portfolio standards programs, our focus in 2006 will be predominantly on cost reduction for the 2 MW DFC3000 power plant. With additional value engineering initiatives, we anticipate that we can reduce the cost of DFC3000 power plant to a range between $3,200/kw to $3,500/kW by the end of 2006 based on our current production levels.

Increasing Annual Order Volume

In order to improve operating results and achieve profitability, we will need to increase annual order volume. We believe that increased production volumes will spread fixed costs over more units of production, resulting in a lower per unit cost. Our manufacturing, testing and conditioning facilities have equipment in place to accommodate 50 MW of annual production volume. Our multi-disciplined cost reduction program is expected to significantly reduce our product costs over time.

With our currently achieved and projected annual cost reduction targets, we believe we can reach gross margin break-even on product sales at a sustained annual order and production volume of approximately 35 MW to 50 MW, depending on product mix, geographic location and other variables such as fuel prices. We believe that Company net income break-even can be achieved at a sustained annual order and volume production of approximately 75-100 MW assuming a mix of sub-MW and MW sales. If this mix trends more toward MW and multi-MW orders, then we believe that the gross margin and net income break-even volumes can be lower. Our fiscal 2005 production volume was approximately 6 MW, and we plan to increase this to a 9 MW run rate in early 2006.

We anticipate that our existing capital resources, together with anticipated revenues will be adequate to satisfy our planned financial requirements and agreements through at least the next twelve months.

Commitments and Significant Contractual Obligations

A summary of our significant future commitments and contractual obligations as of October 31, 2005 and the related payments by fiscal year is summarized as follows (in thousands):

	Payments Due by Period				
Contractual Obligation:	Total	Within 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Capital and Operating lease commitments (1)	$ 3,824	$ 910	$ 1,545	$1,284	$ 85
Term loans (principal and interest)	1,209	423	770	16	—
Purchase commitments (2)	23,107	22,689	418	—	—
Series I Preferred dividends payable (3)	20,072	379	758	1,326	17,609
Series B Preferred dividends payable (4)	22,499	5,294	10,588	6,617	—
Totals	$70,711	$29,695	$14,079	$9,243	$17,694

(1) Future minimum lease payments on capital and operating leases.

(2) Short-term purchase commitments with suppliers for materials supplies, and services incurred in the normal course of business.

(3) Quarterly dividends of Cdn.$312,500 accrue on the Series 1 preferred shares (subject to possible reduction pursuant to the terms of the Series 1 preferred shares on account of increases in the price of our common stock). We have agreed to pay a minimum of Cdn.$500,000 in cash or common stock annually to Enbridge Inc., the holder of the Series 1 preferred shares, so long as Enbridge holds the shares. Interest accrues on cumulative unpaid dividends at a 2.45 percent quarterly rate, compounded quarterly, until payment thereof. Cumulative unpaid dividends and interest at October 31, 2005 were approximately $3.5 million. For the purposes of this disclosure, we have assumed that the minimum dividend payments would be made through 2010. In 2010, we would be required to pay any unpaid and accrued dividends. From 2010 through 2020, we would be required to pay annual dividend amounts totaling Cdn.$1.25 million.

(4) Dividends on Series B preferred stock accrue at an annual rate of 5% paid quarterly. The obligations schedule assumes we will pay preferred dividends on these shares through November 20, 2009, at which time the preferred shares may be subject to mandatory conversion. We have the option of paying the dividends in stock or cash.

On June 29, 2000, we entered into a loan agreement, secured by machinery and equipment, and have borrowed an aggregate of $2.2 million under the agreement. The loan is payable over seven years, with payments of interest only for the first six months and then repaid in monthly installments over the remaining six and one-half years with interest computed annually based on the ten-year U.S. Treasury note plus 2.5 percent. Our current interest rate at October 31, 2005 is 6.5 percent and the outstanding principal balance on this loan is approximately $1.0 million.

Approximately $0.7 million of our cash and cash equivalents have been pledged as collateral for certain banking relationships in which we participate.

Research and Development Cost-Share Contracts

We have contracted with various government agencies as either a prime contractor or sub-contractor on cost-share contracts and agreements. Cost-share terms require that participating contractors share the total cost of the project based on an agreed upon ratio with the government agency. As of October 31, 2005, our research and development sales backlog totaled $15.8 million. As this backlog is funded in future periods, we will incur additional research and development cost-share totaling approximately $8.6 million for which we would not be reimbursed by the government.

Product Sales Contracts

Our fuel cell power plant products are in the initial stages of development and market acceptance. As such, costs to manufacture and install our products exceed current market prices. As of October 31, 2005, we had product sales backlog of approximately $20.3 million. We do not expect sales from this backlog to be profitable.

Long-Term Service Agreements

We have contracted with certain customers to provide service for fuel cell power plants ranging from one to thirteen years. Under the provisions of these contracts, we provide services to maintain, monitor and repair customer power plants. In some contracts we will provide for replacement of fuel cell stacks. Pricing for service contracts is based upon estimates of future costs, which given the early stage of development could be materially different from actual expenses. As of October 31, 2005, we had a service agreement sales backlog of approximately $6.1 million.

Power Purchase Agreements

Power purchase agreements (PPAs) are a common arrangement in the energy industry, whereby a customer purchases energy per unit delivered from an owner and operator of the power generation equipment. A number of our partners do this with end use customers, such as Marubeni in Japan and PPL in the U.S., where they purchase DFC power plants from us, own and operate the units, and recognize revenue as energy is sold to the end user.

We currently have seeded the market with a number of FuelCell funded PPAs to penetrate key target markets and develop operational and transactional experience. With the added benefit of the investment tax credit and accelerated depreciation in the Energy Policy Act of 2005, we believe this experience may enable us to attract third party financing for existing and future projects, including multi-MW projects. To date, we have funded the development and construction of certain fuel cell power plants sited near customers in California, and own and operate assets through PPA entities that we control along with Alliance Power, Inc.

We have qualified for incentive funding for these projects in California under the state's Self Generation Incentive Program and from other government programs. Funds are payable upon commercial installation and demonstration of the plant and may require return of the funds for failure of certain performance requirements. Revenue related to these incentive funds is recognized ratably over the performance period. As of October 31, 2005 we had deferred revenue totaling $5.0 million on the consolidated balance sheet related to incentive funding received on PPAs.

Under the terms of our power purchase agreements, customers agree to purchase power from our fuel cell power plants at negotiated rates, generally for periods of five to ten years. Electricity rates are generally a function of the customer's current and future electricity pricing available from the grid. Revenues are earned and collected under these PPA's as power is produced. As owner of the power plants in these PPA entities, we are responsible for all operating costs necessary to maintain, monitor and repair the power plants. Under certain agreements, we are also responsible for procuring fuel, generally natural gas, to run the power plants. We believe that the assets, including fuel cell power plants in these PPA entities, are carried at fair value on the consolidated balance sheets based on our estimates of future revenues and expenses. Should actual results differ from our estimates, our results of operations could be negatively impacted. We are not required to produce minimum amounts of power under our PPA agreements and we have the right to terminate PPA agreements by giving written notice to the customer, subject to certain exit costs.

As of October 31, 2005 and 2004, we had contracts for power plants under PPAs totaling 4 MW and 1.5 MW, respectively under power purchase agreements ranging from 5-10 years.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004) ("SFAS No. 123R"), "Share-Based Payment" which revised SFAS No. 123, "Accounting for Stock-Based Compensation." This statement supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of operations. The revised statement is effective as of the first fiscal year beginning after June 15, 2005 (our fiscal year begins on November 1, 2005). We currently use the Black-Scholes option-pricing model to measure the fair value of stock-based compensation to employees for pro forma disclosures under SFAS No. 123. SFAS No. 123R requires that compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the required effective date and the compensation cost shall be based on the grant-date fair value of those awards as calculated for pro forma disclosures under SFAS No. 123. We expect the adoption of this standard to have a material impact to our financial statements.

In November 2004, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue No. 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations." The Issue provides a model to assist in evaluating (a) which cash flows should be considered in the determination of whether cash flows of the disposal component have been or will be eliminated from the ongoing operations of the entity and (b) the types of continuing involvement that constitute significant continuing involvement in the operations of the disposal component. Should significant continuing ongoing involvement exist, then the disposal component shall be reported in the results of continuing operations on the consolidated statements of operations and cash flows. We applied the provisions of this accounting standard to our financial statements.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs," which amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company adopted the provisions of this accounting standard on November 1, 2005, as required, and there was not a material impact to the Company's financial statements.

Management's Annual Report on Internal Control Over Financial Reporting

We, as members of management of FuelCell Energy, Inc., and its Subsidiaries (the "Company"), are responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles of the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Under the supervision and with the participation of management, including our principal executive and financial officers, we assessed the Company's internal control over financial reporting as of October 31, 2005, based on criteria for effective internal control over financial reporting established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, we have concluded that the Company maintained effective internal control over financial reporting as of October 31, 2005 based on the specified criteria.

KPMG LLP, the independent registered public accounting firm that also audited the Company's consolidated financial statements included in this report, audited management's assessment of the effectiveness of internal control over financial reporting and issued their report, which is included on page 23.

R. Daniel Brdar
President and Chief Executive Officer
January 13, 2006

Joseph G. Mahler
Senior Vice President and
Chief Financial Officer
January 13, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
FuelCell Energy, Inc:

We have audited the accompanying consolidated balance sheets of FuelCell Energy, Inc. and subsidiaries as of October 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended October 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FuelCell Energy, Inc and subsidiaries as of October 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended October 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the effectiveness of FuelCell Energy, Inc.'s internal control over financial reporting as of October 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated January 17, 2006 expressed an unqualified opinion of management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Hartford, Connecticut
January 17, 2006

Report of Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders
FuelCell Energy, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that FuelCell Energy, Inc. maintained effective internal control over financial reporting as of October 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). FuelCell Energy, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that FuelCell Energy, Inc. maintained effective internal control over financial reporting as of October 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, FuelCell Energy, Inc. maintained, in all material respects, effective internal control over financial reporting as of October 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of FuelCell Energy, Inc. and subsidiaries as of October 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three-year period ended October 31, 2005, and our report dated January 17, 2006 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Hartford, Connecticut
January 17, 2006

Consolidated Balance Sheets

(Dollars in thousands, except share and per share amounts)	October 31, 2005	2004
Assets		
Current assets:		
Cash and cash equivalents	**$ 22,702**	$ 45,759
Investments: U.S. treasury securities	**113,330**	106,636
Accounts receivable, net of allowance for doubtful accounts of $104 and $79, respectively	**10,062**	7,599
Inventories, net	**12,141**	14,619
Other current assets	**3,659**	4,253
Total current assets	**161,894**	178,866
Property, plant and equipment, net	**46,705**	42,254
Investments: U.S. treasury securities	**43,928**	—
Assets held for sale	**—**	12,344
Equity investments	**12,473**	2,125
Other assets, net	**520**	921
Total assets	**$265,520**	$236,510
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of long-term debt and other liabilities	**$ 503**	$ 539
Accounts payable	**6,221**	9,526
Accrued liabilities	**7,018**	5,255
Deferred license fee income	**38**	37
Deferred revenue	**9,366**	6,713
Total current liabilities	**23,146**	22,070
Long-term debt and other liabilities	**904**	1,476
Total liabilities	**24,050**	23,546
Shareholders' equity:		
Preferred stock ($0.01 par value, liquidation preference of $105,875); 200,000 shares authorized at October 31, 2005 and October 31, 2004: Series B Convertible Preferred Stock; 105,875 shares issued and outstanding at October 31, 2005 and -0- at October 31, 2004.	**1**	—
Common stock ($.0001 par value); 150,000,000 shares authorized at October 31, 2005 and October 31, 2004; 48,497,088 and 48,132,694 shares issued and outstanding at October 31, 2005 and October 31, 2004, respectively.	**5**	5
Preferred shares of subsidiary	**11,517**	10,259
Additional paid-in capital	**520,286**	424,621
Accumulated deficit	**(290,339)**	(221,921)
Treasury stock, Common, at cost (4,279 shares in 2005 and -0- shares in 2004)	**(44)**	—
Deferred compensation	**44**	—
Total shareholders' equity	**241,470**	212,964
Total liabilities and shareholders' equity	**$265,520**	$236,510

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

(Dollars in thousands, except share and per share amounts)	Years Ended October 31, 2005	2004	2003
Revenues:			
Product sales and revenues	**$ 17,398**	$ 12,636	$ 16,081
Research and development contracts	**12,972**	18,750	17,709
Total revenues	**30,370**	31,386	33,790
Costs and expenses:			
Cost of product sales and revenues	**52,067**	39,961	50,391
Cost of research and development contracts	**13,183**	27,290	35,827
Administrative and selling expenses	**14,154**	14,901	12,631
Research and development expenses	**21,840**	26,677	8,509
Purchased in-process research and development	**—**	12,200	—
Total costs and expenses	**101,244**	121,029	107,358
Loss from operations	**(70,874)**	(89,643)	(73,568)
License fee income, net	**70**	19	270
Interest expense	**(103)**	(137)	(128)
Loss from equity investments	**(1,553)**	—	—
Interest and other income, net	**5,526**	2,472	6,012
Loss before provision for income taxes	**(66,934)**	(87,289)	(67,414)
Provision for income taxes	**—**	—	—
Loss from continuing operations	**(66,934)**	(87,289)	(67,414)
Discontinued operations, net of tax	**(1,252)**	846	—
Net loss	**(68,186)**	(86,443)	(67,414)
Preferred stock dividends	**(6,077)**	(964)	—
Net loss to common shareholders	**$ (74,263)**	$(87,407)	$(67,414)
Loss per share basic and diluted:			
Continuing operations	**$ (1.51)**	$ (1.84)	$ (1.71)
Discontinued operations	**(0.03)**	0.01	—
Net loss to common shareholders	**$ (1.54)**	$ (1.83)	$ (1.71)
Basic and diluted weighted average shares outstanding	**48,261,387**	47,875,342	39,342,345

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(Dollars in thousands, except share and per share amounts)	Shares of Common Stock	Shares of Preferred Stock	Common Stock	Series B Preferred Stock	Preferred Shares of Subsidiary	Additional Paid-In Capital	Accumulated Deficit	Treasury stock	Deferred Compen-sation	Total Shareholders' Equity
Balance at October 31, 2002	39,228,828	—	$4	$—	$ —	$ 39,762	$ (68,064)	$ —	$ —	$271,702
Issuance of common stock under benefit plans	33,620	—	—	—	—	171	—	—	—	171
Stock options exercised	165,068	—	—	—	—	666	—	—	—	666
Common stock retired for non-cash exercise of options	(4,383)	—	—	—	—	(40)	—	—	—	(40)
Net loss	—	—	—	—	—	—	(67,414)	—	—	(67,414)
Balance at October 31, 2003	39,423,133	—	4	—	—	340,559	(135,478)	—	—	205,085
Issuance of common stock and assumption of stock options related to acquisition, net	8,159,657	—	1	—	—	81,811	—	—	—	81,812
Assumption of preferred stock related to *acquisition, at fair value*	—	—	—	—	9,100	—	—	—	—	9,100
Accretion of fair value discount of preferred stock	—	—	—	—	1,159	(1,159)	—	—	—	—
FuelCell Energy, Inc. warrants earned	—	—	—	—	—	534	—	—	—	534
Preferred dividends – Series I	—	—	—	—	—	(378)	—	—	—	(378)
Issuance of common stock under benefit plans	34,106	—	—	—	—	279	—	—	—	279
Stock options exercised	515,798	—	—	—	—	2,975	—	—	—	2,975
Net loss	—	—	—	—	—	—	(86,443)	—	—	(86,443)
Balance at October 31, 2004	48,132,694	—	5	—	10,259	424,621	(221,921)	—	—	212,964
Sale of common stock	185,200	—	—	—	—	1,959	—	—	—	1,959
Sale of Series B preferred stock	—	105,875	—	1	—	98,989	—	—	—	98,990
Accretion of fair value discount of preferred stock	—	—	—	—	1,258	(1,258)	—	—	—	—
Preferred dividends – Series I	—	—	—	—	—	(379)	—	—	—	(379)
Preferred dividends – Series B	—	—	—	—	—	(5,004)	—	—	—	(5,004)
Equity method losses in Versa Power Systems, Inc.	—	—	—	—	—	—	(232)	—	—	(232)
Increase in additional paid-in-capital for stock and options issued under benefit plans	183,473	—	—	—	—	1,358	—	—	—	1,358
Deferred compensation	(4,279)	—	—	—	—	—	—	(44)	44	—
Net loss	—	—	—	—	—	—	(68,186)	—	—	(68,186)
Balance at October 31, 2005	**48,497,088**	**105,875**	**$5**	**$ 1**	**$11,517**	**$520,286**	**$(290,339)**	**$(44)**	**$44**	**$ 241,470**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Dollars in thousands)	Years Ended October 31, 2005	2004	2003
Cash flows from operating activities:			
Net loss	**$(68,186)**	$(86,443)	$(67,414)
Adjustments to reconcile net loss to net cash used in operating activities, net of effects of acquisitions:			
(Income) loss from discontinued operations	**1,252**	(846)	—
Asset impairment	**994**	—	—
Stock-based compensation	**236**	—	—
Loss in equity investments	**1,553**	—	—
Depreciation and amortization	**8,119**	7,918	5,852
Amortization (accretion) of bond premium (discount)	**(809)**	501	551
Purchased in-process research and development	**—**	12,200	—
Provision for doubtful accounts	**71**	(32)	(25)
(Increase) decrease in operating assets:			
Accounts receivable	**(2,534)**	(2,619)	5,515
Inventories	**2,480**	1,333	(1,974)
Other assets	**725**	2,436	(1,824)
Increase (decrease) in operating liabilities:			
Accounts payable	**(3,305)**	1,388	1,955
Accrued liabilities	**777**	(2,762)	(2,403)
Deferred revenue	**2,653**	2,315	932
Net cash used in operating activities	**(55,974)**	(64,611)	(58,835)
Cash flows from investing activities:			
Capital expenditures	**(14,072)**	(7,921)	(6,630)
Cash acquired from acquisition of Global Thermoelectric Inc., net of transaction cost	**—**	53,004	—
Sale of Global Thermoelectric Inc., net of transaction costs	**—**	15,913	—
Treasury notes matured	**382,608**	101,546	155,659
Treasury notes purchased	**(432,424)**	(96,433)	(150,680)
Investment in Versa Power Systems, Inc.	**—**	—	(1,500)
Net cash (used in) provided by investing activities	**(63,888)**	66,109	(3,151)
Cash flows from financing activities:			
Repayment on long-term debt	**(456)**	(160)	(306)
Net proceeds from sale of common stock	**1,992**	—	—
Net proceeds from sale of preferred stock	**99,007**	—	—
Payment of preferred dividends	**(4,354)**	(378)	—
Common stock issued for option and stock purchase plans	**616**	3,240	797
Net cash provided by financing activities	**96,805**	2,702	491
Net cash provided by discontinued operations	**—**	559	—
Net (decrease) increase in cash and cash equivalents	**(23,057)**	4,759	(61,495)
Cash and cash equivalents-beginning of year	**45,759**	41,000	102,495
Cash and cash equivalents-end of year	**$ 22,702**	$ 45,759	$ 41,000

See accompanying notes to the consolidated financial statements.

Note 1
Summary of Significant Accounting Policies

Nature of Business

FuelCell Energy, Inc. is engaged in the development and manufacture of high temperature fuel cells for clean electric power generation. Our Direct FuelCell ("DFC") power plants produce reliable, secure and environmentally friendly base load electricity for commercial and industrial, government and other customers. We are currently in the process of commercializing our DFC carbonate technology and are beginning the development of planar solid oxide fuel cell technology. We expect to incur losses as we continue to participate in government cost share programs, sell products at prices lower than our current production costs, and invest in our cost-out and commercialization initiatives.

The consolidated financial statements include our accounts and those of our subsidiaries, including FuelCell Energy, Ltd. Intercompany accounts and transactions have been eliminated. Alliance Monterrey, LLC, Alliance Chico, LLC, Alliance Star Energy, LLC and Alliance TST Energy, LLC are joint ventures with Alliance Power, Inc. to construct fuel cell power plants and sell power under power purchase agreements with the City of Santa Barbara, the Sierra Nevada Brewing Co., the Sheraton San Diego Hotel & Marina and TST Inc. The financial results of the joint ventures are consolidated with those of FuelCell, which owns 80 percent of each entity. Cumulative minority interest in these Alliance entities is not material to the consolidated financial statements.

Certain reclassifications have been made to our prior year amounts to conform to the 2005 presentation.

Cash and Cash Equivalents

Cash equivalents consist primarily of investments in money market funds and United States Treasury securities with original maturities averaging three months or less at date of acquisition. We place our temporary cash investments with high credit quality financial institutions. Approximately $0.7 million of our cash and cash equivalents have been pledged as collateral for certain banking relationships in which we participate.

Investments

Investments consist of United States Treasury securities with original maturities of greater than three months at the date of acquisition. The notes are classified as held to maturity since we have the ability and intention to hold them until maturity. The notes are being carried at amortized cost, which is par value, plus or minus unamortized premium or discount. Such notes are classified as current assets when remaining maturities are one year or less, and as non-current assets when remaining maturities are greater than one year.

Inventories

Inventories consist principally of raw materials and work-in-process and are stated at the lower of cost or market.

Raw materials consist mainly of various nickel powders and steels, and various other components used in producing cell stacks. Work-in-process inventory is comprised of material, labor, and overhead costs incurred by us to build fuel cell stacks, which are subcomponents of power generation systems, which have not yet been dedicated to a particular research and development contract, field trial, or commercial customer, (collectively the "end users"), and which are estimated to be fully recovered from the end users. In instances where costs incurred exceed anticipated recovery, those excess costs are charged to cost of product sales and revenues as incurred.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation provided on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the assets or the term of the lease.

When property is sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations for the period.

Intellectual Property

Intellectual property, including internally generated patents and know-how, is carried at no value.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, we compare the carrying amount of the assets to future undiscounted net cash flows, excluding interest costs, expected to be generated by the assets and their ultimate disposition. If the sum of the undiscounted cash flows is less than the carrying value, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

Revenue Recognition

Our revenue is primarily generated from customers located throughout the United States, Europe and Asia and from agencies of the U.S. government. We generally require a down payment with the acceptance of a purchase order from a customer.

We contract with our customers to perform research and development or manufacture and install fuel cell components and power plants under long-term contracts. We recognize revenue on a method similar to the percentage-of-completion method. Revenues on fuel cell research and development contracts are recognized proportionally as costs are incurred and compared to the estimated total research and development costs for each contract. In many cases, we are reimbursed only a portion of the costs incurred or to be incurred on the contract. Revenues from government funded research, development and demonstration programs are generally multi-year, cost reimbursement and/or cost shared type contracts or cooperative agreements. We are reimbursed for reasonable and allocable costs up to the reimbursement limits set by the contract or cooperative agreement.

While government research and development contracts may extend for many years, oftentimes funding is provided incrementally on a year-by-year basis if contract terms are met and Congress has authorized the funds. As of October 31, 2005, research and development sales backlog totaled $15.8 million, of which 74 percent is funded. Should funding be temporarily delayed or if business initiatives change, we may choose to devote resources to other activities, including internally funded research and development.

Product sales and revenues include revenues from product sales, service contracts, revenue from the sale of electricity under power purchase agreements and grant revenue. Revenues from fuel cell product sales are recognized proportionally as costs are incurred and assigned to a customer contract by comparing the estimated total manufacture and installation costs for each contract to the total contract value. Revenues from service contacts are recognized ratably over the contract term while costs are expensed as incurred. Revenues from the sale of electricity are recognized as electricity is generated and provided to the customer. Incentive funding revenue is recognized ratably over the term of the power purchase agreement.

As our fuel cell products are in their early stages of development and market acceptance, actual costs incurred could differ materially from those previously estimated. Once we have established that our fuel cell products have achieved commercial market acceptance and future costs can be reasonably estimated, then estimated costs to complete an individual contract, in excess of revenue, will be accrued immediately upon identification.

License Fee Income / Expense Recognition

License fee income arises from an agreement with MTU CFC Solutions GmbH ("MTU CFC"), our European partner, in which we granted MTU CFC an exclusive license to use our Direct FuelCell patent rights and know-how in Europe and the Middle East, and a non-exclusive license in South America and Africa, subject to certain rights of others and us, in each case for a royalty. Amounts received are deferred and recognized ratably over the term of the agreement. We recognized approximately $0.3 million of license fee income during each of the fiscal years ended October 31, 2005, 2004, and 2003.

License fee expense arises from royalty agreements with MTU CFC, pursuant to which we have agreed to pay royalties based upon certain milestones or events relating to the sale of carbonate fuel cells. We have accrued approximately $0.2 million of royalty expense under these agreements in fiscal 2005 (which was off-set against royalty income on the consolidated statements of operations).

Deferred Revenue

We bill customers based upon certain milestones being reached. These billings are deferred and recognized as revenue based upon the Revenue Recognition policy summarized above.

Warrant Value Recognition

Warrants have been issued as sales incentives to certain of our business partners. These warrants vest as orders from our business partners exceed stipulated levels. Should warrants vest, or when management estimates that it is probable that warrants will vest, we will record a proportional amount of the fair value of the warrants against related revenue as a sales discount.

Research and Development

Our cost of research and development contracts reflects costs incurred under specific customer-sponsored research and development contracts. These costs consist of both manufacturing and engineering labor, including applicable overhead expenses, materials to build prototype units, materials for testing, and other costs associated with our research and development contracts.

Our research and development expenses reflect costs incurred for internal research and development projects conducted without specific customer-sponsored contracts. These costs consist primarily of labor, overhead, materials to build prototype units, materials for testing, consulting fees and other costs associated with our internal research and development expenses.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is unlikely that some or all of the deferred tax assets will be realized.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates. Estimates are used in accounting for, among other things, allowances for uncollectible receivables, excess or slow-moving inventories, obsolete inventories, impairment of assets, product warranty, depreciation and amortization, taxes, and contingencies. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Comprehensive Income (Loss)

Comprehensive income (loss) is the increase or decrease in equity from sources other than owners. Our comprehensive loss equals net loss as reported on our consolidated statement of operations totaling $68.2 million, $86.4 million and $67.4 million for the years ended October 31, 2005, 2004 and 2003, respectively.

Stock-Based Compensation

Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," encourages entities to recognize the fair value of all stock-based awards on the date of grant as expense over the vesting period. Alternatively, SFAS No. 123 allows entities to continue to apply the intrinsic value method provisions of Accounting Principles Board ("APB") Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employees' stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. We apply the pro forma disclosure provisions of SFAS No. 123. Accordingly, compensation cost is not recognized when the exercise price of an employee stock option equals or exceeds the fair value of the stock on the date the option is granted. The following table illustrates the effect on net loss and net loss per basic and diluted share as if we had applied the fair value method to our stock-based compensation, as required under the disclosure provisions of SFAS No. 123:

	Years ended October 31,		
	2005	2004	2003
Net loss to common shareholders, as reported	**$(74,263)**	$(87,407)	$(67,414)
Add: Stock-based employee compensation expense included in reported net loss	**169**	—	—
Less: Total stock-based employee compensation expense determined under the fair value method for all awards	**(7,425)**	(9,690)	(8,911)
Pro forma net income	**$(81,519)**	$(97,097)	$(76,325)
Loss per basic and diluted common share to common shareholders, as reported	**$ (1.54)**	$ (1.83)	$ (1.71)
Pro forma loss per basic and diluted common share to common shareholders	**$ (1.69)**	$ (2.03)	$ (1.94)

Foreign Currency Translation

Our Canadian operations are considered financially and operationally integrated and therefore the temporal method of translation of foreign currencies is followed. Under the temporal method, foreign currency gains or losses are recorded on the statement of operations. The functional currency is U.S. dollars. Monetary items are translated at period end exchange rates; non-monetary items are translated at historical exchange rates; revenue and expense items are translated at average rates of exchange prevailing during the period; and depreciation and amortization are translated at the same exchange rate as the assets to which they relate. Monetary items consist primarily of current assets and current liabilities, such as cash, cash equivalents and investments and accounts payable, which are denominated in non-U.S. currencies. We recognized approximately $16 thousand in foreign currency losses during fiscal year ended October 31, 2005 and $0.5 million in foreign currency gains during the year ended October 31, 2004. These amounts have been classified in interest and other income on our consolidated statement of operations. No foreign currency gain or loss was recognized in fiscal 2003.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004) ("SFAS No. 123R"), "Share-Based Payment" which revised SFAS No. 123, "Accounting for Stock-Based Compensation." This statement supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of operations. The revised statement is effective as of the first fiscal year beginning after June 15, 2005 (our fiscal year begins on November 1, 2005). We currently use the Black-Scholes option-pricing model to measure the fair value of stock-based compensation to employees for pro forma disclosures under SFAS No. 123. SFAS No. 123R requires that compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the required effective date and the compensation cost shall be based on the grant-date fair value of those awards as calculated for pro forma disclosures under SFAS No. 123. We expect the adoption of this standard to have a material impact to our financial statements.

In November 2004, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue No. 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations." The Issue provides a model to assist in evaluating (a) which cash flows should be considered in the determination of whether cash flows of the disposal component have been or will be eliminated from the ongoing operations of the entity and (b) the types of continuing involvement that constitute significant continuing involvement in the operations of the disposal component. Should significant continuing ongoing involvement exist, then the disposal component shall be reported in the results of continuing operations on the consolidated statements of operations and cash flows. We applied the provisions of this accounting standard to our financial statements.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs," which amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company adopted the provisions of this accounting standard on November 1, 2005, as required, and there was not a material impact to the Company's financial statements.

Note 2

Discontinued Operations and Sale of Solid Oxide Fuel Cell Assets

During fiscal 2004, we acquired, Global Thermoelectric Inc. ("Global") and subsequently divested its business units through the sale of Global on May 28, 2004 and the combination of our Canadian solid oxide fuel cell ("SOFC") operations with Versa Power Systems, Ltd., which was agreed to in October 2004 and closed in November 2004.

Sale of Global Thermoelectric Inc.

On May 28, 2004, we completed the sale of Global, and its thermoelectric generator ("TEG") product line, for proceeds of approximately U.S. $15.9 million. Our SOFC technology development group, including intellectual property, employees, and manufacturing, research and development facilities, was consolidated into a new Canadian subsidiary, FuelCell Energy, Ltd. (formerly FCE Canada Inc.). Assets and liabilities relating to the SOFC business and the majority of Global's cash was transferred to FuelCell Energy, Ltd. and FuelCell Energy, Inc. prior to the sale. In addition, the Global Series 2 Preferred Shares were cancelled, and replaced with substantially equivalent Series 1 Preferred Shares issued by FuelCell Energy, Ltd.

The following assets and liabilities of Global were divested:

Assets

Cash	$ 731
Accounts receivable, net	3,245
Inventories, net	3,836
Other assets	156
Intangible assets	1,733
Property, plant and equipment, net	1,573
Goodwill	10,457
Total assets sold	$21,731

Liabilities

Accounts payable	$536
Accrued liabilities	3,225
Long-term debt and other liabilities	417
Total liabilities sold	$ 4,178

The following table represents the results of this discontinued operation, net of related income taxes:

	Year Ended October 31,	
	2005 (1)	2004
Product sales and revenues	**$ —**	$13,079
Cost of product sales	**—**	9,853
Asset impairments and facility exit costs	**1,252**	—
Operating expenses	**—**	2,217
Operating income (loss)	**(1,252)**	1,009
Provision (benefit) for income taxes	**—**	163
Discontinued operations, net of tax	**$(1,252)**	$ 846

(1) During fiscal 2005, we exited certain facilities in Canada and as a result recorded fixed asset impairment charges totaling approximately $0.9 million. In addition, we incurred approximately $0.4 million of exit costs related to these facilities, which resulted in a total loss from discontinued operations of approximately $1.3 million.

We acquired Global on November 3, 2003 and therefore there were no discontinued operations in fiscal 2003.

Sale of Solid Oxide Fuel Cell Assets

On November 1, 2004, we transferred substantially all of our Canadian SOFC assets and operations (including manufacturing and test equipment, intellectual property and personnel) to Versa Power Systems, Ltd, a wholly owned subsidiary of Versa Power Systems, Inc. ("Versa"). In exchange, we received 5,714 shares of Versa common stock, increasing our ownership position in Versa to 7,714 shares, which represented a 42 percent ownership interest. No cash was exchanged in the transaction. The consideration received by us in the transaction was determined based upon arms-length negotiations of the parties. As of October 31, 2005, our ownership interest was 41% due to additional capital contributions received by Versa from other owners during 2005.

Assets sold to Versa totaled approximately $12.3 million and are classified as held for sale on the consolidated balance sheet as of October 31, 2004.

The following assets of the SOFC operation were divested:

Assets

Property, plant and equipment, net	$ 7,429
Goodwill	4,816
Other assets	39
Total assets sold	$12,284
Long-term debt sold	$ 152

As defined by Emerging Issues Task Force ("EITF") Issue 03-13, we will have an ongoing significant involvement in SOFC operations given our 41 percent ownership interest. Therefore, the fiscal 2004 results of the Canadian operation have been reported as continuing operations in the consolidated statements of operations and cash flows. We account for our ownership in Versa under the equity method of accounting.

Note 3
Business Combinations

Summary

In November 2003, we acquired Global, a leading developer of SOFC technology, headquartered in Calgary, Canada. Global was comprised of two divisions:

- Manufacture and sale of thermoelectric generators.
- Research and development of solid oxide fuel cells.

This purpose of this acquisition was to strengthen our capabilities for the U.S. Department of Energy's ("DOE"'s) Solid State Energy Conversion Alliance ("SECA") program, which is funding the research and development of small scale SOFC technology. The acquisition also improved our financial position as Global had a cash and investment balance totaling approximately $55.7 million and property, plant and equipment in the SOFC division valued at approximately $11.2 million.

In May 2004, we sold Global and the TEG product line. We retained the SOFC technology development group including intellectual property, employees, and manufacturing, research and development facilities. On November 1, 2004, we transferred substantially all of our Canadian SOFC assets and operations (including manufacturing and test equipment, intellectual property and personnel) to Versa.

Acquisition of Global Thermoelectric Inc.

On November 3, 2003, we completed our acquisition of Global, a leading developer of SOFC technology, headquartered in Calgary, Canada. We believe this acquisition strengthens our capabilities for the U.S. DOE's SECA program.

As consideration in this acquisition, we issued approximately 8.2 million shares of common stock (or equivalents) valued at approximately $80.8 million. We also assumed the Global stock option plan valued at approximately $1.0 million, preferred shares with a fair value at the time of acquisition of approximately $9.1 million, and incurred transaction costs of approximately $3.9 million. The total purchase price was calculated at approximately $94.8 million. Pursuant to the terms of the Global acquisition agreement, there was a collar set in determining the exchange ratio. Specifically, if FuelCell's stock price closed at a 20 day "daily volume-weighted-average trading price":

- greater than $9.74, the exchange ratio would be 0.279 shares of FuelCell Energy common stock for each share of Global common stock;
- less than $7.96, the exchange ratio would be 0.342 shares of FuelCell Energy common stock for each share of Global common stock; and
- between $7.96 and $9.74, the Global common shareholders would receive approximately $2.72 of FuelCell Energy common stock (or exchangeable shares) for each Global share held.

The measurement date was determined in accordance with EITF Issue No. 99-12 – "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination." EITF 99-12 states that the measurement date is the date at "which the number of acquirer shares and the amount of consideration become fixed and determinable without subsequent revision." In this transaction, the measurement date on which the shares to be issued became fixed and determinable was September 11, 2003 and the common stock valuation price was $9.91. Given this valuation price and according to the terms of the combination agreement, the exchange ratio was 0.279.

In accordance with SFAS 141, "Business Combinations," we allocated the purchase price to the tangible assets, liabilities and intangible assets acquired, as well as in-process research and development based on their estimated fair values. The excess purchase price over the fair value was recorded as goodwill. The initial purchase price allocation was subsequently adjusted due to the sale of Global and the TEG product line. Assets and liabilities of the TEG product line were classified as held for sale as of the acquisition date. The adjusted purchase price allocation is as follows:

	Purchase Price Allocation
Cash and investments	$55,781
Property and equipment	11,193
Other assets	641
Accounts payable and accrued liabilities	(5,185)
Accrued restructuring costs	(1,261)
Long-term debt and other liabilities	(353)
Purchased in-process research and development	12,200
Assets held for sale (1)	19,107
Liabilities held for sale	(2,061)
Goodwill	4,760
Investment in Global	$94,822

(1) Assets held for sale includes goodwill totaling approximately $10.5 million. The amount of goodwill allocated as held for sale was determined to be the cash price paid by the acquiring company (net of selling costs) less the net fair value of the assets and liabilities sold.

Purchased In-Process Research and Development

In 1997, Global began developing SOFC technology, which is a ceramic planar (flat, square or rectangular) cell, with a solid electrolyte that is anode supported (the thickest component to which all other materials are subsequently mounted) and conducts oxygen ions. Global has developed a proprietary microstructure that gives its fuel cells very high power densities (the amount of power measured in watts per square centimeter of surface area).

The $12.2 million allocated to in-process research and development ("IPR&D") was determined using two established valuation techniques. The cost approach valuation method was used because the SOFC technology is early in its development cycle and reliable forecasts of future benefit do not exist. The market approach method was used to estimate the implied value of the SOFC technology by estimating the fair value of the generator product line, adding net cash assumed in the acquisition, and then subtracting this total amount from the cash and stock consideration paid. An average of these two valuation techniques was used to determine the IPR&D amount. The amounts estimated in this valuation were calculated using a risk-adjusted discount rate of 30 percent. As the acquired technology has not yet reached technological feasibility and no alternative future uses exist, it was expensed upon acquisition in accordance with SFAS No. 2, "Accounting for Research and Development Costs." The IPR&D acquired was related to one project, the development of a solid oxide fuel cell. Prior to the transaction date, Global spent approximately five years developing this technology.

In 2003, we received notice of an award to participate in the DOE's ten-year SECA program to develop low cost solid oxide fuel cells for residential, commercial, and light industrial applications. The SECA program is a cost-share program totaling approximately $139 million to be conducted over three phases. We currently estimate that it will take between five and ten years to complete the development.

Proforma Information

Proforma information has not been provided as the businesses acquired were subsequently sold during fiscal 2004.

Note 4
Investments

Our short and long-term investments are in U.S. treasury securities, which are held to maturity. The following table summarizes the amortized cost basis and fair value at October 31, 2005 and 2004:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
At October 31, 2005				
U.S. government obligations	**$ 157,258**	**$—**	**$ (606)**	**$ 156,652**
At October 31, 2004				
U.S. government obligations	$106,636	$—	$(190)	$106,446

Reported as:

	2005	2004
Short-term investments	**$113,330**	$106,636
Long-term investments	**43,928**	—
Total	**$157,258**	$106,636

As of October 31, 2005, short-term investment securities have maturity dates ranging from November 3, 2005 to October 31, 2006, and estimated yields ranging from 2.6 percent to 4.0 percent.

Long-term investment securities have maturity dates ranging from November 15, 2006 to September 30, 2007, and estimated yields ranging from 3.4 percent to 4.1 percent. Our weighted average yield on our short and long-term investments was 3.5% as of October 31, 2005.

Note 5
Inventories

The components of inventory at October 31, 2005 and October 31, 2004 consisted of the following:

	2005	2004
Raw materials	$ 4,772	$ 1,663
Work-in-process	7,369	12,956
Total	$12,141	$14,619

Our inventories are stated at the lower of recoverable cost or market price. We provide for a lower of cost or market adjustment against gross inventory values. Our lower of cost or market adjustment, reducing gross inventory values to the reported amounts, was approximately $7.8 million and $12.4 million at October 31, 2005 and 2004, respectively.

Note 6
Accounts Receivable

Accounts receivable at October 31, 2005 and 2004 consisted of the following:

	2005	2004
U.S. Government:		
Amount billed	$ 302	$ 850
Unbilled recoverable costs	1,234	1,804
Retainage	10	44
	1,546	2,698
Commercial Customers:		
Amount billed	4,178	1,368
Unbilled recoverable costs	4,338	3,533
	8,516	4,901
	$10,062	$7,599

Retainage represents amounts billed but not paid by customers pursuant to retainage provisions in the contracts that will be due upon completion of the contracts and acceptance by the customer and that may be collected over more than one year.

Unbilled recoverable costs represent amounts of revenue recognized on costs incurred on contracts in progress that are generally billed within the next 30 days.

Note 7
Property, Plant and Equipment

Property, plant and equipment at October 31, 2005 and 2004 consisted of the following:

	2005	2004	Estimated Useful Life
Land	$ 524	$ 524	—
Building and improvements	6,012	6,824	10-30 years
Machinery, equipment and software	49,435	48,576	3-8 years
Furniture and fixtures	2,320	2,217	6-10 years
Assets available for lease (1)	2,063	2,063	3 years
Power plants for use under power purchase agreements	15,331	—	10 years
Construction in progress (2)	2,764	6,645	
	78,449	66,849	
Less, accumulated depreciation and amortization	(31,744)	(24,595)	
Total	$ 46,705	$ 42,254	

(1) Assets available for lease are two DFC 300 power plants which the company has designated available for lease. One of these assets is currently under lease to a customer and another is on loan to a government test facility.

(2) Included in construction in progress are costs of approximately $1.5 million and $4.7 million at October 31, 2005 and 2004, respectively, to build power plants, which will service power purchase agreement contracts. These plants are being constructed by joint ventures, which the Company is an 80 percent owner and, as a result, consolidated on our financial statements.

Depreciation expense was $7.8 million, $6.5 million and $5.5 million for the years ended October 31, 2005, 2004 and 2003, respectively.

Note 8
Other Assets

The components of other current assets at October 31, 2005 and October 31, 2004 consisted of the following:

	2005	2004
Advance payments to vendors (1)	$ 591	$2,256
Tax credit receivable (2)	—	456
Interest receivable	1,483	608
Prepaid expenses and other	1,585	933
Total	$3,659	$4,253

(1) Advance payments to vendors related to inventory purchases. We provide for a lower of cost or market adjustment against these advance payments. This adjustment totaled approximately $0.2 million and $1.1 million at October 31, 2005 and 2004, respectively.

(2) State research and development tax credits receivable.

Other long-term assets at October 31, 2005 and 2004 consisted of the following:

	2005	2004
Power plant license (1)	$241	$531
Deposits and other	279	390
Total	$520	$921

(1) The power plant license is being amortized over 10 years on a straight-line basis.

Note 9
Equity Investments

Our investment in Versa totaled approximately $12.3 million and $2.0 million as of October 31, 2005 and as of October 31, 2004, respectively. We began accounting for this investment under the equity method as of November 1, 2004, at which time our ownership increased from 16 percent to 42 percent. As of October 31, 2005, our ownership interest was 41% due to additional capital contributions received by Versa from other owners and our equity in the net assets of Versa totaled approximately $4.3 million.

With the change from the cost to the equity method of accounting, we recorded an adjustment of $0.2 million to accumulated deficit to account for our share of the historical losses in this entity assuming we had always been under the equity method. Our share of equity losses for the fiscal year ended October 31, 2005 totaled approximately $1.6 million.

We also have a 25 percent ownership interest in Xiamen Technology Co. Ltd., valued at approximately $0.1 million, which is accounted for under the equity method.

Note 10
Accrued Liabilities

Accrued liabilities at October 31, 2005 and 2004 consisted of the following:

	2005	2004
Accrued payroll and employee benefits	**$3,370**	$3,004
Accrued contract and operating costs	**2,945**	913
Accrued severance related costs	**203**	808
Accrued taxes and other	**500**	530
Total	**$7,018**	$5,255

Note 11
Debt

At October 31, 2005 and 2004, debt consisted of the following:

	2005	2004
Notes payable	**$1,104**	$1,388
Less – current portion	**(364)**	(345)
Long-term debt	**$ 740**	$1,043

On June 29, 2000, we entered into a loan agreement, secured by machinery and equipment, and have borrowed an aggregate of $2.2 million under the agreement. The loan is payable over seven years, with payments of interest only for the first six months and then repaid in monthly installments over the remaining six and one-half years with interest computed annually based on the ten-year U.S. Treasury note plus 2.5 percent. Our current interest rates at October 31, 2005 and October 31, 2004 were 6.5 percent and 7.2 percent, respectively.

Aggregate annual principal payments under the loan agreements for the years subsequent to October 31, 2005 are as follows:

2006	$ 364
2007	386
2008	339
2009	15
	$1,104

Note 12
Shareholders' Equity

Options and Stock Purchase Plan

At October 31, 2005, 6,878,822 shares of common stock have been reserved for issuance pursuant to our equity incentive plans and our Section 423 Stock Purchase Plan. Refer to Note 14 for additional disclosure related to these plans.

Common Stock Offering

During August and September 2005, we sold 185,200 shares of our common stock. Total net proceeds to us from the sale of these securities was approximately $2.0 million.

Series B Preferred Shares

On November 11, 2004, we entered into a purchase agreement with Citigroup Global Markets Inc., RBC Capital Markets Corporation, Adams Harkness, Inc., and Lazard Freres & Co., LLC (the "Initial Purchasers") for the private placement under Rule 144A of up to 135,000 shares of our 5% Series B Cumulative Convertible Perpetual Preferred Stock (Liquidation Preference $1,000). On November 17, 2004, we closed on the sale of 100,000 shares of Series B preferred stock to the Initial Purchasers. Net proceeds to us were approximately $93.5 million.

Under the terms of the purchase agreement, the Initial Purchasers had an option through January 25, 2005 to purchase the remaining 35,000 shares. On January 14, 2005, we closed on the sale of 5,875 shares of Series B preferred stock to the Initial Purchasers. Net proceeds to us were approximately $5.5 million.

The following is a summary of certain provisions of our Series B preferred stock. The shares of our Series B preferred stock and the shares of our common stock issuable upon conversion of the shares of our Series B preferred stock are covered by a registration rights agreement.

Ranking

Shares of our Series B preferred stock rank with respect to dividend rights and rights upon liquidation, winding up or dissolution:

- senior to shares of our common stock;
- junior to our debt obligations; and
- effectively junior to our subsidiaries' (i) existing and future liabilities and (ii) capital stock held by others.

Dividends

The Series B preferred stock pays cumulative annual dividends of $50 per share which are payable quarterly in arrears on February 15, May 15, August 15 and November 15, commencing February 15, 2005, when, as and if declared by the board of directors. Dividends will be paid on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the shares of our Series B preferred stock will accumulate and be cumulative from the date of original issuance. Accumulated dividends on the shares of our Series B preferred stock will not bear any interest.

We may pay dividends on the Series B preferred stock:

- in cash; or
- at the option of the holder, in shares of our common stock, which will be registered pursuant to a registration statement to allow for the immediate sale of these common shares in the public market.

Liquidation

The Series B preferred stock has a liquidation preference of $1,000 per share. Upon any voluntary or involuntary liquidation, dissolution or winding up of our company resulting in a distribution of assets to the holders of any class or series of our capital stock, each holder of shares of our Series B preferred stock will be entitled to payment out of our assets available for distribution of an amount equal to the liquidation preference per share of Series B preferred stock held by that holder, plus all accumulated and unpaid dividends on those shares to the date of that liquidation, dissolution, or winding up, before any distribution is made on any junior shares, including shares of our common stock, but after any distributions on any of our indebtedness or senior shares (if any). After payment in full of the liquidation preference and all accumulated and unpaid dividends to which holders of shares of our Series B preferred stock are entitled, holders of shares of our Series B preferred stock will not be entitled to any further participation in any distribution of our assets.

Conversion

A share of our Series B preferred stock may be converted at any time, at the option of the holder, into 85.1064 shares of our common stock (which is equivalent to an initial conversion price of $11.75 per share) plus cash in lieu of fractional shares. The conversion rate is subject to adjustment upon the occurrence of certain events, as described below, but will not be adjusted for accumulated and unpaid dividends. Upon conversion, holders of Series B preferred stock will not receive a cash payment for any accumulated dividends. Instead, accumulated dividends, if any, will be cancelled.

On or after November 20, 2009 we may, at our option, cause shares of our Series B preferred stock to be automatically converted into that number of shares of our common stock that are issuable at the then prevailing conversion rate. We may exercise our conversion right only if the closing price of our common stock exceeds 150% of the then prevailing conversion price for 20 trading days during any consecutive 30 trading day period, as described in the certificate of designation, as amended, for the Series B preferred stock.

If there is a fundamental change in the ownership or control of FuelCell (as described in the certificate of designation, as amended), holders of our Series B preferred stock may require us to purchase all or part of their shares at a redemption price equal to 100% of the liquidation preference of the shares of our Series B preferred stock to be repurchased, plus accrued and unpaid dividends, if any, in the manner set forth in the certificate of designation, as amended.

Voting

Holders of shares of our Series B preferred stock have no voting rights unless (1) dividends on any shares of our Series B preferred stock or any other class or series of stock ranking on a parity with the shares of our Series B preferred stock with respect to the payment of dividends shall be in arrears for dividend periods, whether or not consecutive, containing in the aggregate a number of days equivalent to six calendar quarters or (2) we fail to pay the repurchase price, plus accrued and unpaid dividends, if any, on the fundamental change repurchase date for shares of our Series B preferred stock following a fundamental change (as described in the certificate of designation, as amended, for the Series B preferred stock).

Preferred Shares of Subsidiary

In conjunction with our acquisition of Global, we assumed the preferred share obligation comprised of 1,000,000 Series 2 non-voting Preferred Shares. With the sale of the Global entity in May of 2004, the Global Series 2 Preferred Shares were cancelled, and replaced with substantially equivalent Series 1 Preferred Shares (Preferred Shares) issued by FuelCell Energy, Ltd. The Preferred Shares are convertible at the option of the holder into a number of our common shares based on the fraction by which their face value of Cdn.$25.00 is of the conversion prices (in Canadian dollars) identified below:

Period of conversion	Conversion price per share of FuelCell common stock in Canadian Dollars (1)	Conversion price per share of FuelCell common stock in U.S. Dollars (1) (2)
To July 31, 2010	Cdn.$120.22	$ 91.31
August 1, 2010 to July 31, 2015	Cdn.$129.46	$ 98.39
August 1, 2015 to July 31, 2020	Cdn.$138.71	$105.42
After July 31, 2020	95% of the market trading price of FuelCell's common stock at the time of conversion (expressed in Canadian dollars)	95% of the market trading price of FuelCell's common stock at the time of conversion

(1) The foregoing "conversion prices" are subject to adjustment for certain subsequent events.

(2) While the conversion of preferred shares is based on the prices of our common stock expressed in Canadian dollars, we have provided this example of conversion prices in U.S. dollars assuming a constant exchange rate of 0.76 U.S. dollars to 1.00 Canadian dollar (which was the exchange rate at the date of acquisition). The conversion price in U.S. dollars will increase or decrease over time as currency rates fluctuate.

Quarterly dividends of Cdn.$312,500 accrue on the Preferred Shares (subject to possible reduction pursuant to the terms of the Preferred Shares on account of increases in the price of our common stock). We have agreed to pay a minimum of Cdn.$500,000 in cash or common stock annually to Enbridge Inc. ("Enbridge"), the holder of the Preferred Shares, so long as Enbridge holds the shares. Interest accrues on cumulative unpaid dividends at a 2.45 percent quarterly rate, compounded quarterly (9.8% annually), until payment thereof. All cumulative unpaid dividends must be paid by December 31, 2010. Cumulative unpaid dividends and interest at October 31, 2005 were approximately $3.5 million. From 2010 through 2020, we would be required to pay annual dividend amounts totaling Cdn.$1.25 million. During the year ended October 31, 2005, we paid cash dividends totaling Cdn. $500,000 to Enbridge.

The Preferred Shares may be redeemed by us, in whole or part, if on the day that the notice of redemption is first given, the volume-weighted average price at which our common shares are traded is at least a 20 percent premium to the current conversion price on payment of Cdn.$25.00 per Preferred Share to be redeemed, together with an amount equal to all accrued and unpaid dividends to the date fixed for redemption. On or after July 31, 2010, the Preferred Shares are redeemable at any time on payment of Cdn. $25.00 per Preferred Share to be redeemed together with an amount equal to all accrued and unpaid dividends to the date fixed for redemption.

As of the November 3, 2003 acquisition date of Global, the fair value of the Preferred Shares was determined to be $9.1 million. The fair value of the Preferred Shares is adjusted quarterly to reflect dividend payments and accretion of the fair value discount. As of October 31, 2005, this was valued at $11.5 million.

Warrants

On April 6, 2004, we issued warrants to purchase 1,000,000 shares of our common stock to Marubeni Corp. ("Marubeni") in conjunction with a revised distribution agreement. Pursuant to the terms of this agreement, Marubeni placed orders for 4 megawatts of DFC power plants, and committed to creating a sub-distributor network and to provide additional support for our products. All previously issued warrants to Marubeni were cancelled. As part of these warrant agreements, the warrants vest in separate tranches once Marubeni has ordered totals of between 5 MW and 45 MW of our products. As of October 31, 2005, 400,000 of these warrants with exercise prices of $13.38 had expired. The exercise prices of the remaining warrants range from $16.05 to $18.73 per share and the warrants will expire between April 2006 and April 2007, if not exercised sooner. As of October 31, 2005, all of the warrants issued to Marubeni remained unvested.

On July 7, 2005, we issued warrants to purchase up to an aggregate of 1,000,000 shares of our common stock to Enbridge in conjunction with an amended distribution agreement. All previously issued warrants to Enbridge were cancelled. The warrants vest on a graduated scale based on the total number of megawatts contained in product orders and the timing of when such orders are generated by Enbridge. The exercise prices of the warrants range from $9.89 to $11.87 per share and the expiration dates range from June 30, 2007 to June 30, 2010. As of October 31, 2005, all of the warrants issued to Enbridge remained unvested.

Investments by Strategic Partners

Three of our key business partners are shareholders of FuelCell Energy; MTU Friedrichshafen GmbH, PPL Energy Plus LLC ("PPL") and Marubeni. These business partners have less than a 10 percent ownership interest in the Company and do not exercise management control over the business.

Note 13

Segment Information and Major Customers

Under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," we use the "management" approach to reporting segments. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas, and major customers. Under SFAS No. 131, we have identified one business segment: fuel cell power plant production and research.

Enterprise-Wide Information

Enterprise-wide information provided on geographic revenues is based on the customer's ordering location. The following table presents net revenues by country:

	Years ended October 31,		
Revenues:	**2005**	2004	2003
United States	**$22,178**	$23,355	$25,060
Germany	**2,648**	1,605	3,935
Japan	**5,544**	6,426	4,795
Total	**$30,370**	$31,386	$33,790

Information about Major Customers

We contract with a small number of customers for the sales of our products or research and development contracts. Those customers that accounted for greater than ten percent of our total net revenues during the three years ended October 31, 2005 are as follows:

	Years ended October 31,		
	2005	2004	2003
U.S. Government (1)	**40%**	60%	52%
MTU CFC	***%**	*%	12%
County of Alameda, CA	**10%**	*%	*%
Marubeni	**18%**	20%	14%

* Less than 10 percent of total revenues in period.

(1) Includes government agencies such as the U.S. Department of Energy and the U.S. Navy either directly or through prime contractors.

Note 14
Benefit Plans

Employee Savings Plans

The Capital Accumulation Plan (the "Plan") for employees of FuelCell Energy, Inc. was established by us on January 19, 1987 and was last amended in June 2004. A three-member committee administers the Plan. The Plan is a 401(k) plan covering our full time employees who have completed and provides for tax-deferred salary deductions for eligible employees (beginning the first month following an employee's hire date). Employees may choose to make voluntary contributions of their annual compensation to the Plan, limited to an annual maximum amount as set periodically by the Internal Revenue Service. We provide matching contributions equal to the employee's deferred compensation, up to a maximum of 6 percent of the employee's annual compensation. Participants are required to contribute a minimum of 3 percent in order to be eligible to participate and receive a Company match. Company contributions begin vesting after one year and are fully vested after five years. Under the Plan, there is no option available to the employee to receive or purchase our common stock. Under this plan, we charged to expense $1.2 million during the fiscal year ended October 31, 2005 and $1.1 million during each of the fiscal years ended October 31, 2004 and 2003.

The FuelCell Energy, Inc. Money Purchase Plan, a defined contribution plan, was established on May 10, 1976 and was terminated and merged into the Capital Accumulation Plan effective February 1, 2003. All participant balances were transferred to the Capital Accumulation Plan. The Money Purchase Plan covered our full-time employees who completed one year of service. We charged $0.2 million under this plan to expense during the fiscal year ended October 31, 2003.

Equity Incentive Plans

The Board adopted the 1988 and 1998 Equity Incentive Plans (collectively, "the Plans"). Under the terms of the Plans, 10,206,000 shares of common stock may be granted as options or stock to our officers, key employees and directors. Pursuant to the Plans, the Board is authorized to grant incentive stock options or nonqualified options and stock appreciation rights to our officers and key employees and may grant nonqualified options and stock appreciation rights to our directors. Stock options and stock appreciation rights have restrictions as to transferability. The option exercise price shall be fixed by the Board but in the case of incentive stock options, shall not be less than 100 percent of the fair market value of the shares subject to the option on the date the option is granted. Stock appreciation rights may be granted in conjunction with options granted under the Plans. Stock options that have been granted are generally exercisable commencing one year after grant at the rate of 25 percent of such shares in each succeeding year and have a ten-year maximum term. There were no stock appreciation rights outstanding at October 31, 2005 and 2004. Costs for fixed awards with pro-rata vesting are recognized on a straight-line basis.

The following table summarizes the Plans' stock option activity for the years ended October 31, 2005, 2004 and 2003:

	Number of options	Weighted average option price
Outstanding at October 31, 2002	5,133,586	$10.57
Granted	655,000	6.00
Exercised	(165,068)	4.86
Cancelled	(289,252)	15.69
Outstanding at October 31, 2003	5,334,266	9.94
Granted and assumed in acquisitions	955,846	13.52
Exercised	(515,798)	5.72
Cancelled	(420,523)	12.22
Outstanding at October 31, 2004	5,353,791	10.78
Granted	884,745	8.93
Exercised	(74,624)	4.72
Cancelled	(353,826)	13.62
Outstanding at October 31, 2005	**5,810,086**	**$10.27**

The following table summarizes information about stock options outstanding and exercisable at October 31, 2005:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 0.28 — $ 5.10	**1,713,598**	**2.1**	**$ 1.7**	**1,712,598**	**$ 1.7**
$ 5.11 — $ 9.92	**1,462,263**	**7.9**	**7.6**	**449,888**	**6.5**
$ 9.93 — $14.74	**1,400,857**	**6.8**	**13.3**	**805,877**	**13.4**
$14.75 — $19.56	**670,368**	**2.9**	**17.6**	**627,243**	**17.7**
$19.57 — $24.39	**279,000**	**5.5**	**23.0**	**279,000**	**23.0**
$24.40 — $29.21	**28,000**	**5.1**	**26.1**	**28,000**	**26.1**
$29.22 — $34.03	**192,000**	**4.9**	**29.9**	**192,000**	**29.9**
$34.04 — $48.49	**64,000**	**4.9**	**38.5**	**64,000**	**38.5**
	5,810,086	**5.0**	**$10.3**	**4,158,606**	**$10.3**

In 2005, we issued 5,826 shares of common stock to directors as compensation (in lieu of cash) under the 1998 equity incentive plan. No shares of common stock were issued to directors under this plan for the years ended October 31, 2004 or 2003.

Employee Stock Purchase Plan

Our shareholders adopted a Section 423 Stock Purchase Plan (the "ESPP") on April 30, 1993, which has been amended from time to time by the Board. The total shares allocated to the ESPP are 900,000. Under the ESPP, eligible employees have the right to subscribe to purchase shares of common stock at the lesser of 85 percent of the high and low market prices on the first day of the purchase period or the last day of the purchase period and such purchased shares have a six month vesting period. As of October 31, 2005, there were 396,171 shares of Common Stock reserved for issuance under the ESPP. These shares may be adjusted for any future stock splits. As of October 31, 2005, we had 107 employees enrolled and participating in the ESPP.

Plan activity for the years ended October 31, 2005, 2004 and 2003, was as follows:

	Number of Shares
Balance at October 31, 2002	499,464
Issued @ $4.905	(13,855)
Issued @ $5.20	(19,765)
Balance at October 31, 2003	465,844
Issued @ $5.338	(22,560)
Issued @ $13.77	(11,546)
Balance at October 31, 2004	431,738
Issued @ $10.48	(15,593)
Issued @ $6.80	(19,974)
Balance at October 31, 2005	**396,171**

SFAS No. 123 Assumptions and Fair Value

We have provided pro forma disclosures in Note 1 of these Notes to the Consolidated Financial Statements of the effect on net loss and loss per share as if the fair value method of accounting for stock compensation had been used for our employee stock option grants and employee stock purchase plan purchases. These pro forma effects have been estimated at the date of grant and beginning of the period, respectively, using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2005	2004	2003
Employee Stock Options:			
Expected life (in years)	**6.3**	7.3	8.2
Risk-free interest rate	**4.0%**	4.1%	4.13%
Volatility	**73.0%**	66.7%	66.8%
Dividend yield	**0%**	0%	0%
Employee Stock Purchase Plan Shares:			
Expected life (in years)	**.5**	.5	.5
Risk-free interest rate	**3.64%**	1.26%	1.26%
Volatility	**66.9%**	64.3%	69.0%
Dividend yield	**0%**	0%	0%

The following is a summary of weighted average grant date option values generated by application of the Black-Scholes model:

	2005	2004	2003
Employee Stock Option Plan	**$6.10**	$8.94	$4.20
Employee Stock Purchase Plan	**$4.24**	$3.47	$1.68

Incentive Compensation

The Company will, from time-to-time, issue stock to employees as incentive compensation. In 2005, we issued 67,456 shares as incentive compensation (in lieu of cash). No such shares were issued for the years ended October 31, 2004 or 2003.

Note 15
Income Taxes

The components of (loss) income from continuing operations before income taxes for the fiscal years ended October 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
United States	**$(67,017)**	$(65,740)	$(67,414)
Foreign	**83**	(21,549)	—
Loss from continuing operations before income taxes	**$(66,934)**	$(87,289)	$(67,414)

There was no current or deferred federal income tax expense (benefit) for the years ended October 31, 2005, 2004 and 2003. Franchise tax expense, which is included in administrative and selling expenses, was $0.4 million, $0.5 million and $0.3 million for the years ended October 31, 2005, 2004 and 2003, respectively.

The reconciliation of the federal statutory income tax rate to our effective income tax rate for the years ended October 31, 2005, 2004 and 2003 was as follows:

	2005	2004	2003
Statutory federal income tax rate	**(34.0)%**	(34.0)%	(34.0)%
Nondeductible expenditures	**—**	—	—
Other, net	**—**	—	—
Valuation Allowance	**34.0%**	34.0%	34.0%
Effective income tax rate	**0.0%**	0.0%	0.0%

Our federal and state deferred tax assets and liabilities consisted of the following at October 31, 2005, 2004, and 2003:

	2005	2004	2003
Deferred tax assets:			
Compensation and benefit accruals	**$ 1,153**	$ 799	$ 895
Bad debt and other reserves	**510**	297	371
Capital loss and tax credit carryforwards	**102**	102	102
Net Operating Loss	**92,166**	64,357	50,926
Inventory reserve	**4,114**	5,285	4,202
Gross deferred tax assets	**98,045**	70,840	56,496
Valuation allowance	**(94,874)**	(67,871)	(54,010)
Deferred tax assets after valuation allowance	**3,171**	2,969	2,486
Deferred tax liability:			
Accumulated depreciation	**(3,171)**	(2,969)	(2,486)
Gross deferred tax liability	**(3,171)**	(2,969)	(2,486)
Net deferred tax assets (state and federal)	**$ —**	$ —	$ —

We continually evaluate our deferred tax assets as to whether it is "more likely than not" that the deferred tax assets will be realized. In assessing the realizability of our deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. Based on the projections for future taxable income over the periods in which the deferred tax assets are realizable, management believes that significant uncertainty exists surrounding the recoverability of the deferred tax assets. As a result, we recorded a full valuation allowance against our net deferred tax assets. Approximately $4.5 million of the valuation allowance will reduce additional paid in capital upon subsequent recognition of any related tax benefits.

At October 31, 2005, we had available, for federal and state income tax purposes, net operating loss carryforwards of approximately $239.6 million and $213.9 million, respectively. The Federal net operating loss carryforwards expire in varying amounts from 2020 through 2025 while state net operating loss carryforwards expire in varying amounts from 2006 through 2025.

Certain transactions involving the Company's beneficial ownership occurred in fiscal 2004 and prior years, which could have resulted in a stock ownership change for purposes of Section 382 of the Internal Revenue Code of 1986, as amended. We have determined that there has been no ownership change as of the end of our 2004 fiscal year under Section 382. Management will review during 2006 whether or not an ownership change has occurred in 2005 that would effect future utilization of our net operating losses.

Note 16
Earnings Per Share

Basic and diluted earnings per share are calculated using the following data:

	2005	2004	2003
Weighted average basic common shares	48,261,387	47,875,342	39,342,345
Effect of dilutive securities (1)	—	—	—
Weighted average basic common shares adjusted for diluted calculations	48,261,387	47,875,342	39,342,345

(1) We computed earnings per share without consideration to potentially dilutive instruments due to the fact that losses incurred would make them antidilutive. Future potentially dilutive stock options that were in-the-money at October 31, 2005, 2004 and 2003 totaled 2,799,861, 3,645,036 and 4,063,398, respectively. Future potentially dilutive stock options that were not in-the-money at October 31, 2005, 2004 and 2003 totaled 3,010,225, 1,708,755 and 1,270,868. We also have issued warrants, which vest and expire over time. These warrants, if dilutive, would be excluded from the calculation of EPS since their vesting is contingent upon certain future performance requirements that are not yet probable.

Note 17
Commitments and Contingencies

Lease Agreements

We lease certain computer and office equipment, the Torrington, CT manufacturing facility and additional manufacturing space in Danbury, CT, under operating leases expiring on various dates through 2011. Rent expense was $1.2 million, $1.5 million and $1.3 million for the fiscal years ended October 31, 2005, 2004 and 2003, respectively.

Aggregate minimum annual payments under the lease agreements for the years subsequent to October 31, 2005 are as follows:

2006	$ 910
2007	769
2008	776
2009	772
2010	512
Thereafter	85
	$3,824

Service and Warranty Agreements

Once a fuel cell is installed at a customer site, the Company generally provides a warranty period on certain components. As we have limited operating experience these costs are expensed as incurred. In addition, certain customers have agreed to extended service agreements whereby they will contract with us to provide routine maintenance, minimum operating levels and warranty on certain parts.

Power Purchase Agreements

Under the terms of our power purchase agreements, customers agree to purchase power from our fuel cell power plants at negotiated rates, generally for periods of five to ten years. Electricity rates are generally a function of the customer's current and future electricity pricing available from the grid. Revenues are earned and collected under these PPA's as power is produced. As owner of the power plants in these PPA entities, we are responsible for all operating costs necessary to maintain, monitor and repair the power plants. Under certain agreements, we are also responsible for procuring fuel, generally natural gas, to run the power plants. We believe that the assets, including fuel cell power plants in these PPA entities, are carried at fair value on the consolidated balance sheets based on our estimates of future revenues and expenses. Should actual results differ from our estimates, our results of operations could be negatively impacted. We are not required to produce minimum amounts of power under our PPA agreements and we have the right to terminate PPA agreements by giving written notice to the customer, subject to certain exit costs.

Royalty Agreements

We have royalty agreements with MTU CFC, pursuant to which we have agreed to pay royalties based upon certain milestones or events relating to the sale of carbonate fuel cells. We have accrued approximately $0.4 million of royalty expense under these agreements. Through October 31, 2005, we have not paid any royalties. In connection with certain contracts and grants from the DOE, we have agreed to pay the DOE 10 percent of the annual license income received from MTU CFC, up to $0.5 million in total. Through October 31, 2005, we have paid the DOE a total of $0.4 million.

Legal Proceedings

On November 14, 2005, Zoot Properties, LLC and Zoot Enterprises, Inc. ("Zoot") commenced an action in the United States District Court for the District of Montana, Butte Division against the Company and one of our distribution partners, PPL Energy Services Holding, LLC. The lawsuit alleges that the plaintiffs purchased fuel cells from PPL that were manufactured by the Company, and that these fuel cells have failed to perform as represented and warranted. Zoot is seeking rescission of the contract with PPL, totaling approximately $2.5 million. Zoot may also be seeking damages for breach of contract and under tort arising out of the alleged misrepresentation. The Company intends to vigorously defend the action. The Company is unable to predict at this time the ultimate outcome of this lawsuit and therefore no loss contingency has been included in the consolidated financial statements.

Note 18
Supplemental Cash Flow Information

The following represents supplemental cash flow information:

	Year Ended October 31,		
	2005	2004	2003
Cash paid during the period for:			
Interest	**$100**	$ 137	$128
Taxes	**$339**	$ 480	$151
Supplemental disclosure of non-cash investing and financing activities:			
Common stock issued in acquisitions	**$ —**	$81,825	$ —
Capital lease obligations in connection with property and Equipment	**$ —**	$ 390	$ —

Capital lease obligations are grouped with current and long-term portion of long-term debt and other liabilities on the consolidated balance sheets.

Note 19

Quarterly Information (Unaudited)

The following tables contain selected unaudited consolidated statement of operations data for each quarter of fiscal years 2005 and 2004. We believe that the following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results to be expected for any future period.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Year ended October 31, 2005:					
Revenues	**$ 7,554**	**$ 6,114**	**$ 8,742**	**$ 7,960**	**$ 30,370**
Operating loss	**(17,336)**	**(15,993)**	**(18,531)**	**(19,014)**	**(70,874)**
Loss from continuing operations	**(16,772)**	**(15,231)**	**(17,002)**	**(17,929)**	**(66,934)**
Discontinued operations, net of tax	**(1,252)**	**—**	**—**	**—**	**(1,252)**
Net loss	**(18,024)**	**(15,231)**	**(17,002)**	**(17,929)**	**(68,186)**
Preferred stock dividends	**(1,342)**	**(1,573)**	**(1,576)**	**(1,586)**	**(6,077)**
Net loss to common shareholders	**(19,366)**	**(16,804)**	**(18,578)**	**(19,515)**	**(74,263)**
Loss per basic and diluted common share:					
Continuing operations	**$ (0.37)**	**$ (0.35)**	**$ (0.38)**	**$ (0.40)**	**$ (1.51)**
Discontinued operations	**(0.03)**	**—**	**—**	**—**	**(0.03)**
Net loss to common shareholders	**$ (0.40)**	**$ (0.35)**	**$ (0.38)**	**$ (0.40)**	**$ (1.54)**
Year ended October 31, 2004:					
Revenues	$ 7,394	$ 7,049	$ 8,068	$ 8,875	$31,386
Operating loss	(29,466)	(19,663)	(19,226)	(21,288)	(89,643)
Loss from continuing operations	(28,518)	(19,155)	(18,833)	(20,784)	(87,290)
Discontinued operations, net of tax	656	286	(95)	—	847
Net loss	(27,862)	(18,869)	(18,928)	(20,784)	(86,443)
Preferred stock dividends	(240)	(231)	(231)	(262)	(964)
Net loss to common shareholders	(28,102)	(19,100)	(19,159)	(21,046)	(87,407)
Loss per basic and diluted common share:					
Continuing operations	$ (0.60)	$ (0.41)	$ (0.40)	$ (0.44)	$ (1.84)
Discontinued operations	0.01	0.01	—	—	0.01
Net loss to common shareholders	$ (0.59)	$ (0.40)	$ (0.40)	$ (0.44)	$ (1.83)

Interest Rate Exposure

Our exposures to market risk for changes in interest rates relate primarily to our investment portfolio and long term debt obligations. Our investment portfolio includes both short-term United States Treasury instruments with maturities averaging three months or less, as well as U.S. Treasury notes with fixed interest rates with maturities of up to twenty months. Cash is invested overnight with high credit quality financial institutions. Based on our overall interest exposure at October 31, 2005, including all interest rate sensitive instruments, a near-term change in interest rate movements of 1 percent would affect our results of operations by approximately $0.2 million annually.

Foreign Currency Exchange Risk

With our Canadian business entity, FuelCell Energy, Ltd., we are subject to foreign exchange risk, although we have taken steps to mitigate those risks where possible. As of October 31, 2005, approximately $0.9 million (less than one percent) of our total cash, cash equivalents and investments was in currencies other than U.S. dollars. In addition FuelCell Energy, Ltd. Has 1,000,000 Series 2 non-voting Preferred Shares outstanding. Future dividend and conversion obligations are denominated in Canadian dollars which make them subject to foreign currency exchange risk. Quarterly dividends of Cdn.$312,500 accrue on the Series 1 preferred shares (subject to possible reduction pursuant to the terms of the Series 1 preferred shares on account of increases in the price of our common stock). We have agreed to pay a minimum of Cdn.$500,000 in cash or common stock annually to Enbridge Inc., the holder of the Series 1 preferred shares, so long as Enbridge Inc. holds the shares. Interest accrues on cumulative unpaid dividends at a 2.45 percent quarterly rate, compounded quarterly, until payment thereof. Cumulative unpaid dividends and interest at October 31, 2005 were approximately $3.5 million. The functional currency of FuelCell Energy, Ltd. Is the U.S. dollar.

We recognized approximately $16 thousand in foreign currency losses and $0.5 million in foreign currency gains during the fiscal periods ended October 31, 2005 and 2004, respectively. This has been recorded as a component of 'Interest and other income' on our consolidated statement of operations. Although we have not experienced significant foreign exchange rate losses to date, we may in the future, especially to the extent that we do not engage in hedging activities. We do not enter into derivative financial instruments. The economic impact of currency exchange rate movements on our operating results is complex because such changes are often linked to variability in real growth, inflation, interest rates, governmental actions and other factors. These changes, if material, may cause us to adjust our financing and operating strategies. Consequently, isolating the effect of changes in currency does not incorporate these other important economic factors.

Officers and Directors

Officers

R. Daniel Brdar
President and Chief Executive Officer

Christopher R. Bentley
Executive Vice President
Government R&D Operations,
Strategic Manufacturing Development

Joseph G. Mahler
Senior Vice President
Chief Financial Officer,
Secretary, Treasurer,
Corporate Strategy

Directors

Jerry D. Leitman (1997) ✦
Chairman of the Board
FuelCell Energy, Inc.

R. Daniel Brdar (2005)
President and Chief Executive Officer
FuelCell Energy, Inc.

Warren D. Bagatelle (1988) *
Managing Director
Loeb Partners Corporation

Michael Bode (1993)
Chief Executive Officer
MTU CFC Solutions GmbH

James D. Gerson (1992) * +
Private Investor

Thomas L. Kempner (1988) ✦ +
Chairman and
Chief Executive Officer
Loeb Partners Corporation

William A. Lawson (1988) •
President
W.A. Lawson Associates

Charles J. Murphy (2002) ✦ * +
Senior Advisor
Credit Suisse First Boston

George K. Petty (2003) •
Private Business Consultant
Telecommunications Industry

John A. Rolls (2000) ✦ • +
President and Chief Executive Officer
Thermion Systems International

✦ Executive Committee
* Audit and Finance Committee
• Compensation Committee
+ Nominating and Corporate Governance Committee

Statements in this Report relating to matters not historical are forward-looking statements that involve important factors that could cause actual results to differ materially from those anticipated. Cautionary statements identifying such important factors are described in reports, including the Form 10-K for the fiscal year ended October 31, 2005, filed by FuelCell Energy, Inc. with the Securities and Exchange Commission.

The sub-megawatt fuel cell power plant is a collaborative effort utilizing the Direct FuelCell® technology of FuelCell Energy, Inc. and the HotModule® balance of plant design of MTU CFC Solutions GmbH.

Corporate Offices

FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813-1305
203 825.6000

Form 10-K

A copy of the Annual Report on Form 10-K for the year ended October 31, 2005, which is filed with the U.S. Securities and Exchange Commission, can be accessed from our website at www.fuelcellenergy.com. We will provide, without charge, a copy of the Annual Report on Form10-K for the year ended October 31, 2005. You may request a copy by writing to:

Shareholder Relations
FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813-1305

Registrar and Transfer Agent

Shareholders with questions regarding lost certificates, address changes or changes of ownership should contact:

Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, NY 10004
Shareholder Relations: 212 509.4000
www.continentalstock.com

Auditors

KPMG LLP

Legal Counsel

Robinson & Cole LLP

Annual Meeting

The Annual Meeting of Shareholders will be held Tuesday, March 28, 2006, at 10:00 a.m. at the Sheraton Danbury Hotel, 18 Old Ridgebury Road, Danbury, CT.

Common Stock Listing and Number of Shareholders

Nasdaq National Market
Symbol: FCEL

On February 3, 2006, there were approximately 786 holders of record of FuelCell Energy common stock.

Company Contacts

For additional information about FuelCell Energy, Inc. contact:

Investor Relations & Communications
FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813-1305

Corporate Website

www.fuelcellenergy.com

Common Stock Price Information

Our Company's Common Stock trades on the Nasdaq National Market under the symbol "FCEL." The following table sets forth the range of high and low sales prices, as reported by the Nasdaq National Market.

Common Stock	High	Low
Year Ended October 31, 2005		
First Quarter	**$ 13.45**	**$ 7.98**
Second Quarter	**12.06**	**7.71**
Third Quarter	**10.94**	**7.05**
Fourth Quarter	**12.25**	**8.25**
Year Ended October 31, 2004		
First Quarter	$ 17.79	$ 10.75
Second Quarter	20.30	11.54
Third Quarter	17.59	8.30
Fourth Quarter	13.36	7.16

Common Stock Dividend Policy

No cash dividends have been declared or paid by the Company on its common stock since its inception.

FuelCell Energy

Headquarters

FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813-1305
203 825.6000

Sales Offices

FuelCell Energy, Inc.

Eastern Region

Frank Wolak
fwolak@fce.com

John Franceschina
jfranceschina@fce.com

Western Region

Joseph Heinzmann
jheinzmann@fce.com

Jeffrey Cox
jcox@fce.com

Washington, D.C.

David S. Fedor
dfedor@fce.com

International

Ben Toby
btoby@fce.com

Distribution Partners

Alliance Power, Inc.

James Michael
jim-michael@alliancepower.com

Caterpillar Inc.

David P. Stanesa
stanesa_david_p@cat.com

Chevron Energy Solutions

Robert Redlinger
rredlinger@chevrontexaco.com

Enbridge Inc.

David Teichroeb
david.teichroeb@enbridge.com

LOGANEnergy, Corp.

Samuel Logan
samlogan@loganenergy.com

Marubeni Corporation

U.S. CONTACT
Marc G. Aube
aube-m@marubeni.com

ASIA CONTACT
Takeo Nakata
nakata-t@jp.marubeni.com

MTU CFC Solutions, GmbH

Torsten Bardewyck
torsten.bardewyck@mtu-cfc.com

PPL Energy Plus

Steve Gabrielle
sagabrielle@pplweb.com

Renewable Technologies, Inc.

Darryl Conklin
darryl.conklin@renewable.com